No Act DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
FEB 13 2006
1088

06024875

January 31, 2006

Robert C. Gerlach
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2006

Re: Exelon Corporation
Incoming letter dated December 14, 2005

Dear Mr. Gerlach:

This is in response to your letter dated December 14, 2005 concerning the shareholder proposal submitted to Exelon by the SEIU Master Trust. We also have received a letter from the proponent dated January 9, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Enclosures

cc: Steve Abrecht
Executive Director
SEIU Master Trust
1313 L Street, NW
Washington, DC 20005

11099357

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BALTIMORE, MD
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WILMINGTON, DE

December 14, 2005

Via Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exelon Corporation – Shareholder Proposal of Service Employees International Union

Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation ("Exelon" or the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a proposed shareholder resolution and supporting statement (together, the "Proposal") received from Service Employees International Union (the "Proponent"). The Proposal is attached hereto as Exhibit A.

On behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that:

(1) the Proposal may be omitted under Rule 14a-8(i)(6) because it deals with a matter that is beyond Exelon's power or authority to implement; and

(2) portions of the Proposal may be omitted under Rule 14a-8(i)(3) because they are vague and misleading in violation of Rule 14a-9.

To the extent the reasons for such omission are based on matters of state law, this letter constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(ii). The signatory of this letter is a duly licensed attorney in the Commonwealth of Pennsylvania.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing it of Exelon's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Exelon intends to file its definitive 2006 Proxy Materials with the Commission. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal relates to "declassification of the board of directors" and states, in relevant part:

> Resolved: The stockholders of Exelon Corporation ("Exelon") request that the board of directors take the necessary steps, in accordance with applicable state law, to declassify the board of directors so that all directors are elected annually, with such declassification to be carried out in a manner that does not affect the unexpired terms of directors previously directed.

ANALYSIS

I. The Proposal may be omitted under Rule 14a-8(i)(6) because it deals with a matter that is beyond Exelon's power or authority to implement.

Under Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." In this instance, the Proposal is beyond Exelon's power or authority to implement as it would require Exelon to breach its merger agreement with Public Service Enterprise Group Incorporated ("PSEG").

The Commission has consistently concluded that companies may exclude shareholder proposals if the proposal would cause the company to breach existing contractual obligations. See Staff Legal Bulletin No. 14B (September 15, 2004) ("Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)2, rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or may not be within the power or authority of the company to implement.")

Exelon entered into a merger agreement with PSEG on December 20, 2004 (the "Merger Agreement").[1] The shareholders of Exelon and PSEG approved the Merger Agreement in July 2005. The merger has not yet been consummated as certain regulatory approvals are pending. Several provisions of the Merger Agreement require that Exelon maintain a classified board of directors. Under Section 6.1(b) of the Merger Agreement, Exelon covenanted that it will not "amend the Amended and Restated Articles of Incorporation of [Exelon] other than to increase [Exelon's] authorized capital stock."[2] In that section Exelon also covenanted that it will not

---

1 A copy of the Merger Agreement is appended as Annex A to the Company's Joint Proxy Statement and Prospectus filed under Rule 424(b)(3) on June 3, 2005, and is also an exhibit to the Company's Current Report on Form 8-K filed on December 21, 2004.

2 This amendment occurred on October 24, 2005 and was required to authorize the shares that Exelon will issue in connection with the merger.

"amend the Amended and Restated By-laws of [Exelon] or amend the certificate of incorporation, by-laws or other comparable charter or organizational documents of any Subsidiary of [Exelon], except for such amendments that do not have an adverse effect on the Merger and that are not inconsistent with any of the obligations of [Exelon] hereunder."

In Section 7.14 of the Merger Agreement, Exelon agreed to take all action necessary to appoint six PSEG directors to Exelon's board, to be evenly allocated among Class I, Class II and Class III of Exelon's classified board. Exelon also agreed in that section to adopt, effective immediately following the closing of the merger, amendments to its Amended and Restated By-laws in the form attached to the Merger Agreement as Exhibit A. Section 4.03 of the Amended and Restated By-laws, as set forth in Exhibit A, provides for a classified board and for steps to be taken to ensure that the former PSEG directors (or others approved by a majority of the former PSEG directors remaining on the Exelon board) in the classes to be elected at the first and second elections of directors following the closing of the merger will be nominated for election.

In addition, Section 5.5 of the Merger Agreement includes a representation and warranty that the performance of the Merger Agreement will not conflict with or result in a breach of any provisions of Exelon's Articles of Incorporation or By-laws.

If the Proposal were adopted, it would require Exelon to amend both its Articles of Incorporation and By-laws because, under applicable state law, both contain provisions whereby Exelon's board of directors is classified.[3] The amendments to such organizational documents would cause a breach of the covenants in the Merger Agreement set forth above, which covenants cannot be amended unilaterally by Exelon. Adoption of the Proposals would also result in Exelon being unable to fulfill its obligation under the Merger Agreement to adopt by-law amendments in the form as attached to the Merger Agreement.

The Staff has previously found that with respect to a binding merger agreement, a proposal that would require a company to breach a merger agreement is beyond that company's power or authority to implement. See, e.g., McDonnell Douglas (February 19, 1997) (proposal requiring amendment to charter and bylaws to declassify board was properly excluded from proxy materials where a binding merger agreement prohibited amendment to a company's charter or bylaws without the consent of the other party to the merger); Whitman Corporation (February 15, 2000) (proposal that would cause the company to rescind unilaterally a merger agreement, in breach of the merger agreement, was properly excluded from proxy materials pursuant to Rule 14a-8(i)(6)).

---

3 Exelon's board consists of three classes, with the members of each class elected for a period of three years. The term of office of at least one class expires each year, and the number of directors constituting each class is approximately equal in size.

Because implementation of the Proposal would require Exelon to breach the Merger Agreement, the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(6) since Exelon does not have the power or authority to implement the Proposal.

II. Portions of the Proposal may be omitted under Rule 14a-8(i)(3) because they are vague and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. Rule 14a-9 provides that no solicitation may be made "by means of any proxy statement…containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." See Philadelphia Electric Company (July 30, 1992).

More specifically, the Staff has permitted the exclusion of statements that are misleading because they assert opinions of a proponent as a fact. See, e.g., Starbucks Corporation (December 12, 2001); First Mariner Bancorp (February 11, 2004). In addition, the Staff has permitted the exclusion of statements if factual support in the form of citations to specific sources is not provided. See, e.g., Sysco Corporation (September 4, 2002); Duke Realty Corporation (February 7, 2002).

In light of the foregoing, the Proposal is vague and misleading in at least the following respects:

1. In the first sentence of the supporting statement, the Proponent states "The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies." The Proponent provides no support for this statement, or in the alternative, does not state that this is its opinion. See, e.g., First Mariner Bancorp (February 11, 2004).

2. In the second sentence of the third paragraph of the supporting statement, the Proponent states "Several in-depth studies of the past five years have found significant positive links between governance practices favoring shareholders (like declassifying the board) and firm value." The Proponent provides no support for this statement, or in the alternative, does not state that this is its opinion. See, e.g., First Mariner Bancorp (February 11, 2004). Although the Proponent claims that there are "several" studies that have found such links, Proponent cites only one study. The supporting statement is also misleading in that fails to note other recent studies that call into question the purported correlation between classified boards and firm value. See,

e.g., "Does Corporate Governance Really Matter?", Larker, Richardson and Tuna, working paper, The Wharton School (June 9, 2004, rev'd 2005); "Good Governance and the Misleading Myths of Bad Metrics," Sonnenfeld, Academy of Management Executive 18 no. 1 (2004):108-113.

3. In the third sentence of the third paragraph of the supporting statement, the Proponent provides a reference to "Tobin's Q" as the measurement for one source determining that "staggered boards were associated with an economically meaningful reduction in firm value." Tobin's Q is the ratio of the market value of a firm's assets (as measured by the market value of its outstanding stock and debt) to the replacement cost of the firm's assets. The Proponent's sentence should be omitted as unclear and confusing because a reasonable reader cannot determine what Tobin's Q is and how it plays a role in the determination of a positive or negative effect of a staggered board on a company. See Sysco Corporation (September 4, 2002); Starbucks Corporation (December 1, 2001).

4. In the second and third sentences of the fourth paragraph of the supporting statement, the Proponent states "Shareholder proposals recommending annual elections received, on average, 62% of the vote in 2005, according to Investor Responsibility Research Center. IRRC also found that the prevalence of classified boards among S & P 500 companies fell to 53.6 percent in 2004, a six percent decline from the previous year." The Proponent has provided no supporting documentation for this assertion, and the Investor Responsibility Research Center is not publicly available unless a party subscribes to such data and pays a fee. We believe that the Proponent should provide the date of the report and provide Exelon a copy of it for verification, especially since it is unclear whether the 62% number represents percentage of share votes or percentage of shareholders voting. In Sysco Corporation (September 4, 2002), the Staff required factual support for the statement that "...the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal." The proponent in Sysco agreed to insert a citation to the source of such statement.

5. In the fifth paragraph of the supporting statement, the Proponent states "And in 2005, more than 30 companies - including Raytheon, Prudential Financial, Northrop Grumman, and Goldman Sachs - sought and received shareholder approval to declassify their boards. This number was up sharply from 2004." The Proponent provides no support for the statement that the number was up sharply from 2004. In addition, the term "sharply" is vague and should be quantified. See Duke Realty Corporation (February 7, 2002) (requiring factual support for the statement that "[l]ast year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a number of respected companies, including...).

6. In the second sentence of the sixth paragraph of the supporting statement, the Proponent states "In the unlikely event that shareholders do vote to replace all directors, such a decision would express enormous dissatisfaction with the incumbent directors and would reflect the need for change." This statement is unsubstantiated and, as written, is materially false or misleading, unless it is recast as the Proponent's opinion. See, e.g., Starbucks Corporation (December 12, 2001). In Duke Realty Corporation (February 7, 2002), the Staff agreed with this argument in another SEIU declassification proposal where the sentence read "If the owners

should chose to replace the entire board, it would be obvious that the incumbent Directors' contributions were not valued." The Staff required that such statement be recast as the proponent's opinion.

For these reasons, the Proposal is so vague and misleading that we believe the Supporting Statement should be revised or otherwise excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3) of the proxy rules since it violates Rule 14a-9 thereunder.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at 215-864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252.

Sincerely,

Robert C. Gerlach

RCG/ejg
Enclosures
cc: Katherine K. Combs, Esquire (via overnight delivery)
Edmond J. Ghisu, Esquire
Steve Abrecht (via overnight delivery)
Scott N. Peters, Esquire (via overnight delivery)

Exhibit A

SEIU®
Stronger Together

November 9, 2005

Via Facsimile: **312-394-5443**
And UPS Overnight Delivery

Ms. Katherine K. Combs
Vice President, Corporate Secretary and Deputy General Counsel
Exelon Corporation
10 South Dearborn Street, 37th Floor
PO Box 805398
Chicago, IL 60680-5398

Dear Ms. Combs:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2005 proxy statement of Exelon Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Exelon Corp. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is enclosed. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)639-7612 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:TR:bh
Enclosure

Opeiu#2
Afl-cio,clc

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2908.440lv4.9.05

Declassifying the Board at Exelon Corp.

Resolved: The stockholders of Exelon Corporation ("Exelon") request that the board of directors take the necessary steps, in accordance with applicable state law, to declassify the board of directors so that all directors are elected annually, with such declassification to be carried out in a manner that does not affect the unexpired terms of directors previously elected.

Supporting Statement

The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of our Company and its stockholders.

Exelon's board of directors is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually.

We believe that electing directors annually is one of the best methods available to shareholders to ensure that Exelon is managed in the appropriate interests of its investors. Several in-depth studies of the past five years have found significant positive links between governance practices favoring shareholders (like declassifying the board) and firm value. One of the most recent studies, "The Costs of Entrenched Boards," by Harvard Law School's Lucian Arye Bebchuk and Alma Cohen, found that staggered boards were associated with an economically meaningful reduction in firm value (as measured by Tobin's Q). The authors also found "evidence that staggered boards bring about, and not merely reflect, an economically significant reduction in firm value" (*Journal of Financial Economics*, 2005).

We believe investors increasingly favor requiring annual elections for all directors. Shareholder proposals recommending annual elections received, on average, 62% of the vote in 2005, according to the Investor Responsibility Research Center. IRRC also found that the prevalence of classified boards among S & P 500 companies fell to 53.6 percent in 2004, a six percent decline from the previous year.

And in 2005, more than 30 companies—including Raytheon, Prudential Financial, Northrop Grumman, and Goldman Sachs—sought and received shareholder approval to declassify their boards. This number was up sharply from 2004.

We regard as unfounded the concern expressed by some companies that the annual election of all directors could leave corporations without experienced directors in the event that all incumbents are voted out by stockholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express enormous dissatisfaction with the incumbent directors and would reflect the need for change. We feel that annually elected directors are equally as capable of focusing on the long-term performance of our company and would additionally be more accountable to company owners.

We urge you to vote FOR this resolution.

SEIU
Stronger Together

RECEIVED
2006 JAN -9 PM 4:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2006

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Exelon Corporation to omit shareholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the SEIU Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Exelon Corporation ("Exelon" or the "Company"). The Proposal requests that Exelon's board of directors take the necessary steps, in accordance with state law, to declassify the board.

In a letter to the Commission dated December 14, 2005 (the "No-Action Request"), Exelon stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2006 annual meeting of shareholders (the "2006 Annual Meeting"). Exelon argues that the Proposal is excludable pursuant to Rule 14a-8(i)(6) because its implementation would require Exelon to breach a merger agreement (the "Merger Agreement") with Public Service Enterprise Group Inc. ("PSEG"). Exelon also contends that the Proposal is materially false or misleading to shareholders in violation of Rule 14a-8(i)(3) and asks that certain statements be revised or omitted.

As discussed more fully below, Exelon has not met its burden of showing that the Proposal, which is precatory, is beyond the Company's power to implement. The bulk of Exelon's objections under Rule 14a-8(i)(3) are also meritless, although the Trust has no objection to making two changes requested by Exelon. Those changes are described in the second section of this response.

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org
2908.440hm.9.05

Exelon Does Not Lack the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) allows a registrant to omit a proposal if the registrant "would lack the power or authority to implement" the proposal. Exelon contends that implementation of the Proposal, which asks Exelon's board to take the necessary steps to declassify the board of directors, would violate the Merger Agreement. Because the Proposal is non-binding, and because declassification could be effected in a way that would not violate the Merger Agreement, exclusion under Rule 14a-8(i)(6) is not warranted.

Exelon and PSEG entered into the Merger Agreement in December 2004. Pursuant to the Merger Agreement, PSEG will merge with and into Exelon, which will be the surviving corporation. PSEG will cease to exist as a separate legal entity at the Effective Time, which the Merger Agreement defines as the later of (i) the date on which a Certificate of Merger is duly filed with the Department of Treasury of the State of New Jersey and the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania, and (ii) such other date as PSEG and Exelon shall agree and which is specified in both the Certificate of Merger and the Articles of Merger.[1]

The Merger Agreement establishes the corporate governance framework for Exelon at the Effective Time. Section 2.5 of the Merger Agreement provides that Exelon's amended and restated articles of incorporation as in effect immediately prior to the Effective Time shall be amended to change the company's name to Exelon Electric & Gas Corporation and states that those articles "shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law."[2] Thus, the Merger Agreement contemplates that the articles of incorporation may be amended after the Effective Time and imposes no limitations on such changes.

Similarly, section 2.6 of the Merger Agreement states that Exelon's amended and restated bylaws as in effect immediately prior to the Effective Time shall be amended as set forth in Exhibit A and provides that those bylaws "shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided by the Certificate of Incorporation of the Surviving Corporation or by applicable law."[3] Again, the Merger Agreement clearly allows changes to the Company's bylaws after the Effective Time.

Finally, Exelon promised in the Merger Agreement not to amend its articles of incorporation or bylaws, as Exelon points out in the No-Action Request.[4] These covenants, however, bind Exelon only until the Effective Time.

---

[1] Merger Agreement, section 2.3.
[2] Id. section 2.5.
[3] Id. section 2.6.
[4] Id. section 6.1(b)(iii) and (iv).

The Merger Agreement, then, prohibits changes to Exelon's articles and bylaws—including changes necessary to declassify the board—until the Effective Time. Exelon did not state in the No-Action Request when it expected the merger to be consummated, except to say that "certain regulatory approvals are pending."[5] There is reason to believe, though, that the Effective Time might occur before the 2006 Annual Meeting.

In an Application-Declaration under the Public Utility Holding Company Act of 1935 filed with the Commission on December 30, 2005, Exelon stated that it and its fellow applicants (its subsidiaries as well as PSEG and its subsidiaries) "remain hopeful that they will be able to reach settlements in their various regulatory proceedings so as to permit a closing by year-end and enable investors and consumers to realize the benefits associated with the proposed transaction."[6] The Federal Energy Regulatory Commission recently affirmed its approval of the transaction despite opposition from certain states and consumer groups.[7] New Jersey regulators have scheduled a hearing on the merger for May 15th, but published reports indicate that a settlement may be reached allowing speedier approval.[8] Accordingly, it is possible that the Effective Time will occur prior to the 2006 Annual Meeting, mooting Exelon's argument under Rule 14a-8(i)(6).

Even if the merger is not consummated before the 2006 Annual Meeting, however, the non-binding nature of the Proposal and the likely timeline for the steps necessary to implement it defeat Exelon's arguments. Because Exelon's board is classified in the articles and the bylaws, implementation of the Proposal would involve Exelon's board resolving to submit a management proposal for approval by shareholders at the next shareholder meeting. That proposal would amend the articles to provide for annual director elections.

As a result, if Exelon's board decided after the 2006 Annual Meeting to implement the Proposal, the soonest shareholders could vote to amend the articles is at the 2007 annual shareholders' meeting. It is difficult to imagine circumstances in which the Effective Time has not occurred by spring of 2007 but the Merger Agreement is still in effect. Even if this unlikely scenario came to pass, Exelon's board could avoid breaching the Merger Agreement by simply postponing the shareholder vote on the declassifying articles amendment until the 2008 annual shareholders' meeting. Because the Proposal is non-binding, the board would have discretion to do so. Unlike a binding proposal, whose passage could in itself violate a contract to which the company is a party, a non-binding proposal like the Proposal cannot bring about such an outcome.

The Proposal is not Materially False or Misleading to Shareholders

---

[5] No-Action Request, at 2.
[6] Amendment No. 2 to Form U-1 filed on December 30, 2005.
[7] Maya Jackson Randall, "FERC Upholds Decision to Approve Exelon-PSEG Merger," Dow Jones Newswires (Dec. 15, 2005).
[8] "Exelon, PSEG Willing to Discuss N.J. Rate Cuts," Reuters (Dec. 12, 2005).

Exelon objects to several statements in the Proposal's supporting statement, urging that each of them is materially false or misleading in violation of Rule 14a-9, the Commission's anti-fraud rule which is incorporated into the shareholder proposal rule through Rule 14a-8(i)(3). Two of Exelon's objections, those denominated numbers 1 and 6, focus on statements Exelon characterizes as opinions of the Trust. The Trust is willing to revise the Proposal to clarify that these statements are the Trust's opinions.

Second, Exelon asks for additional citations to support the statement that several studies have found a significant positive correlation between shareholder-empowering governance structures and firm performance. In addition to the study cited in the supporting statement, the following studies are probative on this question:

1. A study by Harvard's Paul Gompers and two co-authors showed a significant positive correlation between shareholder-empowering governance features (including annual election of directors), as measured by a governance index, and firm performance. This study, "Corporate Governance and Equity Prices," was published in 2003 in the *Quarterly Journal of Economics.*

2. A follow-up study, "What Matters in Corporate Governance," by Harvard Professor Lucian Bebchuk and two colleagues, used the same dataset employed in the Gompers study and found that just six governance structures—among them a classified board—fully drove the correlation found in the Gompers study. This study has not yet been published.

3. Professor Bebchuk also published a study in the *Stanford Law Review* in 2002, entitled "The Powerful Antitakeover Force of Staggered Boards," quantifying the loss of value to target company shareholders resulting from effective staggered boards (classified boards that cannot be circumvented because of certain provisions in the companies' charters and/or bylaws).

The Trust does not object to providing additional references if the Staff believes that this would be helpful to shareholders. The Trust does not believe, however, that it must include references to studies reaching a different conclusion in order to avoid misleading shareholders. Rather, the Statement in Opposition is the appropriate place for Exelon to provide this information and present arguments regarding the relationship between entrenching governance structures and firm performance.

On a related note, Exelon argues that the mention of Tobin's Q in the supporting statement, to make clear how firm performance was measured in Professor Bebchuk's most recent study, is materially misleading and urges that the entire sentence should be deleted. A more reasonable remedy, should the Staff concur with Exelon's view that investors will not grasp the meaning of this metric, would be to omit the parenthetical "(as measured by Tobin's Q)." Or, shareholders could be provided with a definition of Tobin's Q, to allow them to assess the relevance of Professor Bebchuk's work to the debate at hand.

Finally, Exelon asks the Trust to support the supporting statement's statistics regarding shareholder proposals seeking board declassification, the prevalence of classified boards and the number of companies seeking shareholder approval to declassify their boards. The statistic regarding average votes on board declassification proposals in 2005 was obtained by querying the IRRC database, which is web-based. The search was done on the day before the proposal was submitted. Because the data was not taken from a report, it is not possible to provide a copy, as Exelon requests. Exhibit A is a screen shot of the results of the database query to this response.

The statistic on the number of S&P 500 companies with classified boards, which fell by 6% from 2003 to 2004, appears in IRRC's April 2005 "Background Report on Classified Boards of Directors at U.S. Companies," by Mark W. Saltzburg and Carol Bowie. The report is attached as Exhibit B. That report also stated that there were 44 declassifying management proposals in 2004. In the first half of 2005, 60 such management proposals were submitted for shareholder approval, according to the October 14, 2005 issue of IRRC's *Corporate Governance Highlights* newsletter. The newsletter is attached as Exhibit C, and the relevant article appears on page 236. Even assuming no management proposals to declassify the board were submitted in the second half of 2005, the statistics reported by IRRC show an increase of over 36% from 2004 to 2005.

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:TR:bh

cc: Robert C. Gerlach
Ballard Spahr Andrews & Ingersoll, LLP
Fax #215-864-8999

Exhibit (A)

For each year the results are in the format of:

- Total number of proposals involving each issue

- **%c**: Average % For based on shares cast **OR**
- **%o**: Average % For based on shares outstanding

and if relevant...
- [**%c:**] Average company calculated % For based on shares cast **OR**
- [**%o:**] Average company calculated % For based on shares outstanding

Topic: SH - Takeover Related	**2005**
2300: SP-Repeal classified board	46 61.7%c 79.2%o

IRRC

IRRC
Governance Research Service

Background Report on Classified Boards of Directors at U.S. Companies (2005 Ed.)

By Mark W. Saltzburg, Esq. and Carol Bowie

1350 Connecticut Ave., NW, Suite 700, Washington, DC 20036-1702
• Phone: 202-833-0700 • Fax: 202-833-3555 • E-mail: grs@irrc.org

Table of Contents

EXECUTIVE SUMMARY

Classified Boards in 2004

Shareholder proposals to repeal classified boards continued to win high levels of voting support in 2004. A total of 40 "repeal the classified board" shareholder proposals came to a vote last year, compared with 48 in 2003. The 2004 proposals, received average support from 70.6 percent of votes cast for and against, compared with average support of 63.4 percent in 2003 and 61.6 percent in 2002.

In 2004, among S&P 500 Index companies, there was a dramatic decrease in the number of companies with classified boards, as the proportion with classified boards fell from 60 percent to 53.6 percent. MidCap and SmallCap index companies, on the other hand, maintained a similar prevalence of classified boards as in 2003, 65 percent and 61.4 percent, respectively. Overall among S&P 1,500 companies, the proportion of companies with a classified board dropped approximately 3 percentage points, to 59.8 percent, as compared to a year earlier.

Two striking developments in 2004 -- both related to the change in prevalence -- were a significant decrease in the number of management proposals to classify the board, along with a significant increase in the number of management proposals to repeal classified boards. In fact, only three companies in IRRC's core research universe proposed the adoption of a classified board last year (two of which passed), a new record low. At the same time, the number of companies seeking to repeal their classified boards increased dramatically in 2004 to a new high of 44 proposals, compared with the previous record of 29 in 2003.

Major Recent Developments

- Shareholder proponents submitted 59 proposals to declassify boards in 2004, and saw 40 come to a vote. A total of 63 were proposed in 2002, including 42 that came to a vote.

- Support for shareholder proposals to repeal classified boards in 2004 (among the approximately 2,000 companies where IRRC tracks voting results) rose to an average of 70.6 percent of votes cast for and against. This is a substantial increase from the average of 63.4 percent in 2003 and a dramatic rise from the average of 17.5 percent support garnered in 1986 (the year that IRRC began its coverage of this issue).

- Repeal classified board shareholder proposals won a majority vote at 38 companies in 2004, compared with 42 companies in 2003 and 37 companies in 2002. (In 2004, a total of 34 of these proposals passed under the company's voting requirements.)

- Of the 2004 shareholder proposals, there were two proposals submitted as binding bylaw resolutions: one at Enterasys Networks, Inc. (submitted by LACERA), which passed with 99.4 percent of votes in favor; and the other at Kroger, which received 72.2 percent support but did not pass under the company's vote standard. The remaining proposals were precatory, simply asking the company to consider the request.

- For a new record high, 44 companies proposed to repeal their classified board structure in 2004, up from 29 in 2003. Only seven such proposals were seen in each of 2002, 2001, and 2000. Forty of the 2004 proposals passed, versus 22 in 2003, three in 2002, six in 2001, and four in 2000. As of the date of this report, IRRC is aware of 29 management proposals to repeal a classified board in 2005.

- Only three companies sought shareholder approval to classify their boards in 2004, versus two in 2003 and 11 in 2002. The number of management proposals to implement a classified board has significantly declined in the past 15 years, from a high of 88 proposals in 1986. Other recent peaks in this type of management proposal were in 1998, with 21 similar proposals, and more recently in 2001 with 20 proposals. Two of the 2004 management proposals, at Eagle Materials and Farmer Brothers, passed, receiving 67.1 percent and 61.3 percent voting support, respectively (each required a majority of outstanding shares to pass). The proposal presented at Aeropostale failed to garner the requisite majority of outstanding shares, receiving support of just 23.3 percent.

- As of April 1, 2005, IRRC is tracking 61 shareholder proposals to repeal classified boards submitted for the 2005 proxy season, of which 45 are expected to come to a vote.

Facts on File

- Of the close to 2,000 companies in IRRC's 2004 "core research universe," approximately 61 percent had classified boards (based on IRRC's last review of these companies), a decrease of about 2 percentage points for the first time in several years. (See below for definition of "core research universe.")

- The prevalence of classified boards among S&P 500 companies fell to 53.6 percent in 2004, down from 60 percent in 2003. At the current pace, less than half of S&P 500 companies will have a classified board by the end of 2006.

- The proportion of companies in IRRC's core research universe with classified boards has remained fairly constant in recent years. This proportion increased slowly during the early 1990s, leveled off in 1994, at 52 percent, and now hovers at 61 percent as of 2004 (based on IRRC's last review of these companies). (As of the date of this report, among S&P 1,500 companies (a similar group to IRRC's core research universe), 59.77 percent have classified board structures.)

The following table identifies the proportion of companies in IRRC's 2004 core research universe which have classified boards by S&P index.

Classified boards by S&P index in 2004

S&P 500	S&P MidCap 400	S&P SmallCap 600
53.6 percent	65 percent	61.4 percent

(Note regarding IRRC universe of companies: This report relies primarily on data material to the approximately 2,000 companies that constitute IRRC's "core research universe." This core research universe of about 2,000 companies is based primarily on the size of the company's market capitalization (the product of the trading price of its shares times the number of outstanding shares.) Thus, the current IRRC universe of approximately 2,000 companies is similar to another well known universe of companies based primarily on market capitalization, the Standard and Poor's 1,500, except that the IRRC universe includes an additional 500 of the next largest companies -- totaling to approximately 2,000 companies.

IRRC also tracks proposal information for 2,000 additional companies (in addition to the other 2,000 core research universe companies). Unless otherwise indicated, this report provides information regarding management proposals at all 4,000 companies in IRRC's universe, but provides information regarding shareholder proposals only with regard to the 2,000 companies in IRRC's core research universe.)

I. Background on Classified Boards

What is a Classified Board?

A classified board (also referred to as a "staggered" board) is a board of directors where the board seats are divided into two or more separate classes. In contrast to a board of directors where the entire board is elected every year, at a company with a classified board, only one of the classes of directors is elected each year. Thus, in a company with two classes of directors, one-half of directors would be elected each year, resulting in directors serving two-year terms. In companies with three classes of directors, only one-third of the board is elected each year, resulting in directors serving three-year terms, which is the most common classified board structure.

Used as a Takeover Defense to Deter Proxy Contests

A classified board is one of a variety of corporate takeover defenses a publicly-traded company may employ. Classified boards are a deterrent to a potential acquirer of a target company who seeks to control the board of directors of the target through a "proxy contest." In a proxy contest, the dissident shareholder seeking board control solicits other shareholders to vote for the shareholder's slate of nominee directors rather than the slate of directors proposed by the company. A board that is classified into three tiers is a deterrent to a proxy contest because a dissident shareholder can elect only one-third of the board in the year of the proxy contest campaign. Thus, depending on the timing of the company's annual meeting, a three-tier board means it would take a successful, dissident shareholder at least more than one year to control a majority (typically two-thirds control) of a target company's board. The delay associated with this structure is a frequent deterrent to a shareholder waging a proxy contest.

The reason delay is a takeover deterrent is that proxy contests are difficult and expensive to wage. A dissident shareholder must spend funds to draft and mail to other shareholders a proxy statement supporting that shareholder's director nominees. Also, the dissident shareholder usually retains advisors including: 1) legal advisors, 2) proxy solicitors, who help "get out the vote" of shareholders in support of the dissident shareholder, and 3) public relation professionals, who help express the dissident shareholder's viewpoint through the media. With regard to the expenses a company incurs in opposing a dissident shareholder, the company is permitted to spend corporate funds in support of the company-proposed slate of directors. Thus, the company-sponsored director-nominees do not bear the out-of-pocket costs of the proxy campaign that the dissident shareholder and the shareholder's associated director-nominees must bear. A classified board increases the likelihood that a dissident would have to finance two proxy contests, a year apart, in order to place a majority of directors on the board.

Combination of Classified Board and Poison Pill is a Strong Takeover Defense

In frustrating proxy contests, classified boards are intended to close the only avenue of potential unsolicited acquisition of a target company left open by another favored takeover defense, the poison pill. Poison pills are takeover defense plans that, in summary, make it unacceptably expensive to any hostile acquirer to complete an acquisition of a target company over target board opposition. (See IRRC Background Report on Poison Pills at U.S. Companies for detailed information.) Thus, acquirers determined to pursue an acquisition of a target with a poison pill are faced with powerful incentives to negotiate with the target board.

If an acquirer does not want to deal with a target company's board, then, where a target company has eliminated the right of its shareholders to hold special meetings or act by written consent, often the only way to complete the acquisition in the face of a poison pill is for the acquirer to pursue a proxy contest to control the board of the target. If a proxy contest is successful, once the acquirer controls the target board, its nominee directors of the target board can then remove the poison pill and the acquisition may be able to take place. Where a target company has a staggered board, however, the proxy contest route may be too protracted and difficult for an unsolicited acquirer to use to remove the company's poison pill. Thus, unless an unsolicited acquirer is prepared to go the distance and wage more than a one-year long pursuit, the combination of a poison pill and classified board immunizes a target company from takeovers not approved of by the target's board.

The issue of companies' use of the combined takeover defenses of a poison pill plus a classified board has seen increased interest since 1998 after the Delaware courts invalidated the use of both dead-hand and slow-hand poison pills. Dead-hand pills typically provide that only the directors in place at the time the pill is installed, or their designated successors, can remove the pill. (For this reason, dead-hand features are also referred to as continuing director provisions.) The intent of the pill is to foreclose the proxy contest option for an unwanted acquirer who intends to go the distance of replacing the target company's current board, then having its own nominee directors remove the pill and, finally, completing acquisition of the target. Thus, the pills are referred to as dead-hand, because they pose the threat to an unwanted bidder that the company's current directors will continue to maintain the pill "from beyond the grave" (i.e. after directors have been removed from office in a proxy contest or by other means) to preempt shareholders from tendering into a bidder's offer.

Dead-hand pills, as a takeover defense, thus serve a similar purpose to classified boards in deterring takeovers by frustrating proxy contests. Classification of a company's board, however, typically requires an amendment of the company's articles of incorporation, which requires shareholder approval. Dead-hand pills give target companies the ability to implement a proxy contest defense without a shareholder vote.

In *Carmody v. Toll Brothers*, 723 A.2d 1180 (Del. Ch. 1998), Vice Chancellor Jack B. Jacobs of the Delaware Chancery Court denied a motion to dismiss a complaint against the continuing director (or dead-hand) provisions of the poison pill of Toll Brothers. The court found that the plaintiffs had stated valid claims that dead-hand pills were invalid under Delaware law because they violate both statutory and fiduciary duty law. The court in its decision specifically noted that the decision did not apply to dead-hand provisions of limited duration, known as slow-hand provisions. These provisions ban redemption of a pill by non-continuing directors, but only for a limited period after their election, such as 180 days. In *Quickturn Design Systems v. Shapiro,* 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court answered the question left unanswered by the Court of Chancery in *Toll Brothers* by holding that dead-hand pill provisions of limited duration are invalid under Delaware law. (The slow-hand provisions that were invalidated are also sometimes referred to as delayed redemption provisions.) As a result, companies incorporated in Delaware were required to remove the dead-hand and slow-hand features of their pills. Before the Delaware rulings, about one out of five poison pills had dead-hand provisions; now they are rare.

The invalidation of the dead-hand pill in Delaware renewed the importance of classified board structures. Companies intending to make themselves as invulnerable as possible to unsolicited acquisitions lost the ability to ensure that a new board elected in a proxy contest could not redeem the company's poison pill, but a classified board structure still permits such companies to ensure the entire board may not be elected (and the pill not redeemed) in the first year of the proxy contest.

(See IRRC Background Report on Poison Pills at U.S. Companies for more information regarding dead-hand type poison pills.)

Removal of Members of a Classified Board May Limited to "Removal For Cause"

In the case of classified boards, default rules under state law may provide that directors may not be removed except "for cause." This is in contrast to state law in the case of boards that are not classified where shareholders typically may remove a director with or without cause. Such state law default rules are intended to prevent the circumvention of the classified board structure by a shareholder in a proxy contest who, for example in the case of a three-tier board, might otherwise attempt to control the entire board in the initial year of the contest by electing one-third of the board and removing the other two-thirds of directors at the same shareholder meeting.

For example, in Delaware (a favored jurisdiction of incorporation for public companies), Section 141(k) of the Delaware General Corporation Law provides that "Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified...shareholders may effect such removal only for cause."

Supermajority Vote Sometimes Required For Amendment

Once installed, classified board structures may be difficult to alter or, at the least, take a period of time to change. In some cases, companies require supermajority approval of the company's outstanding stock (such as 66, 75 or 80 percent approval) to amend the provisions of the company's governing documents providing for the classification of the board. Even where the management of a company desires the repeal of a classified board installed by predecessors, it may be very difficult to obtain such high levels of shareholder approval. For example, a company with a requirement for approval of 80 percent of outstanding shares may typically only have a shareholder turnout of 75 percent of outstanding shares for its shareholder meetings, making it not possible for the proposal to be approved even if 100 percent of shareholders who voted did so in favor of the proposal. In this way, supermajority amendment provisions can "lock-in" classified board structures in a way comparable to how dead-hand provisions of a poison pill make it difficult for new directors of a company to redeem a pill adopted by previous directors with different views on governance.

Also, even where shareholders meet the required threshold to approve declassification of a company's board, in the case of a three-year board, it would take at least one year to elect a majority of the board at the company's annual meeting as the two tiers of directors whose term did not expire in the year the board was declassified may serve out their terms.

Classified Boards May Limit the Utility of Cumulative Voting

A classified board may limit the rights conferred on shareholders to cumulate votes in the election of directors. Some companies provide for cumulative voting, which entitles a shareholder to cast a number of votes equal to the number of directors to be elected times the number of shares held by such shareholder. Under cumulative voting, a shareholder may allocate this total number of votes among director nominees at his or her discretion. For example, the shareholder could allocate all votes equally among directors (a similar result to a vote at a company without cumulative voting) or the shareholder could cast all votes for a single director. In this manner, were a significant shareholder to commence a proxy contest seeking a seat on the company's board of directors (effectively opposing the company's slate of director-nominees which would include a nominee for the seat which the dissident shareholder is seeking), cumulative voting makes it more likely a shareholder would succeed in having a representative elected to the board because the shareholder could concentrate all votes in favor of the shareholder's nominee-director. With a three-tier classified board, however, because only one-third of directors are elected each year it would be more difficult for a shareholder cumulating votes in support of a shareholder director-nominee to succeed in having that nominee elected, because the votes of other shareholders for directors would be dispersed among fewer candidates. Thus, the threshold required to elect the shareholder's nominee-director would be likely to be higher than if the company did not have a classified board.

Supporters of Classified Boards

Supporters of classified or staggered boards of directors generally provide two reasons in support of the structure: 1) classified boards provide continuity of governance, and 2) classified boards enhance bargaining leverage in the context of an unsolicited acquisition proposal.

First, supporters of staggered terms for directors argue that shareholders benefit from the structure because long-term company value depends upon continuity and stability in governance and leadership. Thus, in a change of control situation, where a company may have a new majority shareholder, the classified board structure prevents such shareholder from taking immediate control of the company's board. Proponents of the classified board structure argue that the interests of continuity outweigh the desires of shareholders in such a situation.

Second, supporters of classified board structures argue that, as with other corporate takeover defenses, a classified board structure provides incentives for an unsolicited, potential acquirer to negotiate with the board of the target (as opposed to ignoring the board and merely making a tender offer directly to shareholders), thereby increasing the bargaining leverage of the board. This increased leverage may permit the board to negotiate a higher price from an unsolicited acquirer if the board does decide the company is for sale in a way that dispersed, unorganized shareholders might not be able to do when faced with the choice of whether to tender their shares into a tender offer (if the potential acquirer were to appeal directly to shareholders).

Critics of Classified Boards

Critics of classified boards argue that the structure is an entrenchment device for incumbent directors and does not serve shareholder interests for three main reasons: 1) it reduces accountability of directors; 2) it may deter acquisition proposals for the company; and 3) there are flaws in the "continuity" claims of classified board supporters.

First, because directors are not elected on an annual basis, critics of classified boards argue that directors may lose their sense of accountability to shareholders. These critics argue that reduced frequency of accountability (election once every three years) gives directors more leeway to manage the corporation in their self-interest rather than the interest of shareholders.

Second, critics of classified board structures argue that, as with other corporate takeover defenses, the structure may harm shareholder value by deterring takeover proposals from potential acquirers of the company. Critics note that such acquisitions may benefit shareholders where the acquirer offers to pay shareholders a significant premium price per share compared to the current trading price of the company's stock. In the cases of companies that have experienced little recent price appreciation of their shares, acquisition offers can offer rare opportunities for shareholders to achieve gains on their investment. Critics argue that a company with takeover defenses such as a classified board may discourage such offers from being made in the first instance. Such critics of classified boards argue that there are less onerous provisions a company may include in its governing documents to increase a board's bargaining leverage in a way that ensures shareholders are protected from "low-ball" acquisition proposals.

Finally, classified board critics argue that claims by supporters of classified boards regarding "continuity" are flawed for reasons that include: 1) annually elected directors are equally capable of long-term focus,

2) flexibility to eliminate continuity may be important in certain cases, and 3) where a proxy contest is successful, forced continuity may be overshadowed by disruption and in-fighting on the board.

First, critics contend that continuity of directors is less important than accountability and may be a pretext to promote board entrenchment by overreaching directors attempting to preclude even the remote possibility of removal in a proxy contest. Such critics argue that, even at companies where directors are elected annually, directors expect to serve for a number of years because: 1) director nominations are controlled by the company, 2) incumbent directors are frequently re-nominated, 3) directors running for election run unopposed, unless a dissident shareholder wages a proxy contest with a competing slate of directors, and 4) proxy contests are rare occurrences. Thus, annually elected directors are equally capable of making decisions in the company's long-term interest (in addition to its short-term interest) as are directors on classified boards.

Second, classified board critics also argue that, in certain cases, it may critical for the company to retain the flexibility to hold all directors accountable in a single year and to eliminate any continuity of the company's board. In cases where a board has been involved in or turned a blind eye to the looting of a company, for example, it may be critical for shareholders and the company to have the ability to replace the entire board. (Many of the issues at companies with highly publicized corporate governance failures in the early years of the 2000's included corporate looting, including allegations at companies such as Tyco International, Enron and the then-WorldCom.) In such cases, critics argue it makes little sense to have a structure in place that ties the hands of the company and permits such directors to remain in office for an additional one or two years. While removal of a director from the board "for cause" may be an option in such cases, such an option would be less straightforward than simple annual elections because it is likely to entail the legal uncertainties of litigation to establish that the "for cause" standard has been met and that removal was proper.

Third, where a proxy contest does successfully occur at a company with a classified board and enables a dissident shareholder to elect, for example, one-third of a company's board, critics argue that the continuity required by the board structure is likely to be more disruptive than beneficial to the company. The newly elected tier of directors may believe that they have the shareholders' mandate to run the company and clash with the hold-over directors. This could disrupt the ability of the board to focus on governance of the company.

Classified Boards Installed in Connection with a Company's IPO: Effectively Avoids Shareholder Consent

Based on the information in this report that 1) state law may require shareholder approval for adoption of both charter and bylaw classified board provisions (see State Law section of this report) and 2) shareholders tend to oppose classified boards based on support levels for shareholder proposals requesting single-class structures (see section of this report on Shareholder Proposals), the question may be raised why a significant percentage of companies have classified boards (see Executive Summary of this report). As an intuitive matter, it would appear that classified boards are different from the poison pill takeover defense as they cannot be forced on shareholders without shareholder approval in many jurisdictions.

For many companies, however, this requirement is effectively academic, as these companies form their governing documents, including provisions providing for a classified board, in connection with their initial public offering of securities ("IPO"). While founding shareholders may have a say in how companies draft their governing documents, investors who buy shares in the IPO and shareholders who, after the IPO, buy shares of the newly listed company on a stock exchange will have little say in the matter other than to accept the company "as is" or not buy its shares because of governance concerns. Legal and financial advisors are aware that a company is likely to face much greater scrutiny in adopting takeover defenses once it becomes an established company and may advise the company to adopt provisions, such as a classified board, in connection with the IPO process where they are unlikely to be challenged.

Large institutional shareholders at least may have a forum to express their views to a company as part of the IPO process, as typically companies preparing for an IPO engage in a "road show" to promote the shares that the company hopes to sell to large investors. IRRC is not aware of any widespread practice, however, of institutional investors negotiating with companies to preemptively remove classified board provisions during the road show stage.

The result of this practice of installation of a classified board at the IPO stage is that for long-established companies, the classified board is a "fait accompli" for many of its shareholders. Current shareholders may be heard to express disapproval of the company's classified board, but, the company can credibly argue that these shareholders were on notice of the company's corporate governance structure when they bought their shares and these shareholders could have exercised their discretion not to buy if their disapproval was strong enough.

Another reason why classified boards may be present at a significant percentage of companies despite shareholder opposition is a result of the "lock-in" features discussed in this report that require high levels of shareholder approval to amend such provisions in governing documents. Certain companies may make gestures of responding to shareholder concerns, by submitting classified board structures to a shareholder vote, secure in the knowledge that shareholder turnout levels make it unlikely the approval threshold would ever be met. This response may satisfy some shareholders as at least an expression of the shareholder franchise within the current company governance framework. Few shareholders are likely to continue to press the company to effect a different solution to the dead-hand type effect of these lock-in provisions, such as by merging the company into a shell company without a classified board (or without such supermajority provisions for its amendment), assuming supermajority approval is not also required by the company in the case of a merger.

II. State Law Governing Classified Boards

State Corporate Law Authorizing Classified Boards

In the U.S., the corporation laws of every state permit corporations to classify their boards of directors. Some states, however, require a classified board to have a minimum number of directors (such as nine, so that three directors would be elected each year with a three-tier board).

Charter or Bylaw Provisions and Shareholder Approval

State law varies from state to state as to whether a classified board provision is required to be set forth in a company's charter (also called "certificate of incorporation" or "articles of incorporation"). Some states require this and do not permit the provision to be set forth in bylaws. As state law typically requires shareholder approval for charter amendments, adoption or repeal of classified board provisions typically would require shareholder approval in such states.

Other states permit a corporation to provide for a classified board in the company's charter or in its bylaws. There are around 20 such states. In such states, at the typical company where directors and shareholders have concomitant power to amend a company's bylaws, unless the state law provided otherwise, a board could adopt a classified board as a feature of the company's bylaws without shareholder approval. There are significant exceptions where state law does otherwise provide, however, such as Delaware, which does permit classified board bylaws but also requires that such provisions be approved by shareholders.

There a few states that only permit classified board provisions in a company's bylaws, including Pennsylvania and Texas. Also, West Virginia law states that the articles of incorporation or a vote of the shareholders may provide for the staggered terms of directors.

A review by IRRC found that a majority of U.S. states require that classified board provisions be approved by shareholders. States that do not so require and where a board of directors can adopt a classified board without shareholder approval include Louisiana, Pennsylvania, and Maryland.

Number of Classes and Related Length of Director Term

State law varies on the number of classes into which a board may be divided and the related length of the terms for directors serving on the classified board. Many states limit the classification of boards into three classes with directors serving three-year terms, including Delaware. Some states do not permit three-tier boards and limit the board to two classes. At least two states, Louisiana and New Jersey, authorize director terms of up to five years.

Some states require that certain criteria be met if the company also allows for cumulative voting. For example, in Virginia and Washington, the combination of provisions is not permitted unless at least three directors are elected each year.

Massachusetts Law: Classified Board is the Default Rule

One state, Massachusetts, provides the default rule that a company's board will be classified unless otherwise stated in the company's charter. The Massachusetts provision was adopted in April 1990 as "emergency" legislation to assist an in-state company, Norton, in defeating an unsolicited acquisition proposal. The legislation also automatically classified the boards of all companies incorporated in that state. Companies were allowed to opt out of the provision, however, by a vote of the board. Since Jan. 1, 1992, companies may opt out of the provision by a two-thirds vote of shareholders. Shortly after the law's adoption, the proportion of Massachusetts companies covered by IRRC that had classified boards doubled.

Maryland Law: Shareholder Approval Expressly Not Required for Classified Board

In June 1999, the Maryland legislature passed the *Maryland Unsolicited Takeover Act*. This law, among other things, allows companies incorporated in Maryland to adopt classified board structures without obtaining shareholder approval. Institutional investors and shareholder activists have criticized the law for offering almost unqualified protection for incumbent directors and management, therefore entrenching management. (Approximately 2 percent of the companies in IRRC's core research universe are incorporated in Maryland, and Maryland is a favorite state for real estate investment trusts.) After implementation of the Act, some companies took advantage of the provision that allowed for classified boards without shareholder approval and adopted these structures without such approval.

Georgia Law: Proposed Law Regarding Classified Board Default Rule Defeated

In 1997, Georgia's General Assembly considered a bill that would have automatically staggered the boards of all companies incorporated in the state. Invacare, a company based in Ohio, sought to replace the board of Georgia-based Healthdyne Technologies in a proxy contest in connection with its unsolicited acquisition offer for the company. Healthdyne, seeking protection from Invacare's proxy contest, lobbied Georgia's state legislature to pass a law that would have classified the boards of all Georgia companies. The proposal passed in the state's Senate, but was overwhelmingly rejected in the House.

III. Federal Law: SEC Regulation

Shareholder Proposals Submitted to Companies Under the Proxy Rules

An important method for critics of classified boards to register their disapproval with companies using such a structure and to solicit the support of other shareholders has been for shareholders to submit shareholder proposals to companies under the federal proxy rules. With some exceptions, the proxy rules regarding shareholders proposals require companies to include properly submitted shareholder proposals in the proxy statement the company sends to shareholders and files with the U.S. Securities and Exchange Commission ("SEC") in connection with its annual meeting so that shareholders can vote on the matter. The rules also provide, however, that companies may exclude the proposal if it falls into one of 13 substantive categories for exclusion.

In Division of Corporate Finance, Staff Legal Bulletin No.14, the SEC states that use of the shareholder proposal rule (rule 14a-8 of the Securities and Exchange Act of 1934) "has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves."

Under the rule, shareholders must meet certain minimum requirements to submit a shareholder proposal: "rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting."

The process by which companies seek to exclude shareholder proposals from appearing in their proxy statement and being voted on is by requesting a "no-action letter" from the SEC. A no-action letter from the SEC provides the company with an assurance from the SEC that the SEC would not bring an enforcement action against the company for violating securities laws if the company excludes the proposal. Common grounds pursuant to which companies exclude proposals from their proxy statements include: 1) under rule 14a-8(i)(1), the proposals is not proper subject for action under state law, 2) under rule 14a-8(i)(3), the proposal or its supporting statement is false or misleading, and 3) under rule 14a-8(i)(10), the company has already substantially implemented the proposal.

Generally, shareholder proposals are non-binding (also referred to as precatory) in that the proponent merely requests the company to take certain action. With non-binding proposals, even where the proposal is approved by shareholders, the board of a company may decide it is not in the interest of the company to implement the proposal. In some cases, however, shareholders submit binding proposals, typically where the shareholder submits a bylaw amendment at a company where shareholders have power to amend the company's bylaws. (Shareholders do not commonly submit amendments to the company's charter, also referred to as the company's articles of incorporation. The reason for this is that, under state law, it is usually the case (as it is under the law of Delaware, a favored jurisdiction of incorporation) that charter amendments require a board resolution as a procedural matter. Thus, shareholders usually cannot amend charters without board cooperation.) In most cases, on classified board proposals, shareholders have preferred to submit nonbinding proposals. One reason for this may be that there is some legal uncertainty over the validity of binding bylaw amendments.

SEC Action Regarding Nonbinding Shareholder Proposals on Classified Boards

Where companies have sought to exclude shareholder proposals on classified boards, the SEC has consistently found that nonbinding shareholder proposals to declassify boards may not be excluded from proxy statements. Consequently, companies rarely challenge these proposals at the SEC, except on technical grounds such as missed filing deadlines or duplication of proposals.

SEC Action Regarding Binding Shareholder Proposals on Classified Boards

Binding shareholder proposals to amend company charters and bylaws to declassify boards became an issue during the 1999 proxy season. Many companies questioned at the SEC whether or not a binding charter or bylaw shareholder proposal was required to be included in the company's proxy statement. The issue is complicated by the variation among states regarding whether classified board provisions are permitted in a company's charter, bylaws or both.

Great Lakes Chemical (1999): SEC Permits Exclusion of Binding Charter Amendment

In 1999, Great Lakes Chemical, incorporated in Delaware, submitted a no action request to the SEC in response to a binding charter amendment proposed by the New York City Employees' Retirement System (NYCERS). The company claimed that such a proposal would violate Delaware law, which provides that only the company's board of directors may propose a charter amendment. Great Lakes also argued that, even if the proposal had been intended as a bylaw amendment, it would have additionally violated section 109 of the Delaware General Corporation Law that provides that a company's bylaws may not be inconsistent with its charter. In response to Great Lakes' request, the SEC issued a no-action letter permitting Great Lakes to exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. The SEC also ruled that the proponents could revise the proposal as a nonbonding request rather than a binding amendment in order for it to be considered at the company's annual meeting, however, NYCERS did not revise the proposal.

Fleming (1999): Binding Bylaw Excluded as Contrary to Co Charter Under OK Law

In 1999, in response to a binding bylaw amendment proposal regarding its classified board, Fleming made a similar argument to the SEC that it should be allowed to exclude the proposal from its proxy statement and from a shareholder vote because it violated Oklahoma law. Fleming argued that if the proposal passed, its bylaws would be inconsistent with its charter and that Oklahoma law, like that of Delaware, does not permit an inconsistent bylaw provision to override a charter provision. The SEC allowed Fleming to omit the proposal under the rule permitting exclusion where a proposal would violate state law. The SEC ruling held that the bylaw amendment, if implemented, would violate the company's charter, which would in turn violate the Oklahoma state law. Despite the company receiving SEC approval to exclude the proposal, the company and the shareholder proponent later entered into a negotiated settlement. The proponent voluntarily withdrew the proposal and the company agreed to put its classified board to a shareholder vote.

IV. Articles, Studies and Views of Academics and Professionals on Classified Boards

Early Studies (1994-1996): Conflicting Views On Share Price Effect of Classified Boards

In an early 1994 study in the *Journal of Applied Business Research* (Spring 1994), Victoria McWilliams, found that a study of the stock price effect of anti-takeover amendments for exchange-listed firms failed to identify "significant effects associated with the proposal of any type of anti-takeover amendment." (*Journal of Applied Business Research,* Spring 1994. See also, Ali R. Malezadeh and McWilliams, *Journal of Applied Business Research,* Fall 1995.)

Other early studies reached different conclusions. Chamu Sundaramurthy, Paula Rechner and Weiren Wang summarized research on classified boards in the Sept. 19, 1996 *Journal of Management.* The authors state that "While initial empirical investigations indicated that classified board provisions adopted in the 1970s had a minimal positive impact, subsequent studies have repeatedly shown that classified boards adopted in the 1980s had a significant negative impact."

Jones Day (1999): Classified Boards Create Continuity, Stability and Focus on Long-Term Value

In a 1999 article, Corporate Governance Out of Focus: The Debate Over Classified Boards, *54 Bus. Law. 1023* (May 1999), attorneys at the law firm Jones, Day, Reavis and Pogue (Richard Koppes, Lyle G. Ganske and Charles T. Haag) examined the governance features of classified boards. (Richard Koppes has served as an IRRC board member, however, the article does not present IRRC views.) The article argues in support of classified boards for reasons commonly given by supporters of classified boards that the structure promotes stability and continuity of governance and promotes focus on long-term shareholder value by directors. The article makes three main arguments in support of this claim: 1) many pension funds that are activist in favor of good corporate governance use classified board structures, 2) directors on classified boards are equally accountable compared to directors on single-class boards, and 3) "common sense" indicates classified board directors have a more long-term focus.

First, the article makes the central and original argument in support of classified boards that some of the same public pension funds for state employees (such as CalPERS for example) that have been active in raising concern about staggered boards employ this same governance structure on their own boards. The article implies it is not credible for these funds to employ the device for the same reasons of stability and continuity cited by supporters of classified boards for publicly traded companies while arguing classified boards are counter to the interests of shareholders of these companies. Similarly, the article argues in favor of the claimed virtues of classified boards by noting that governmental agencies may employ such a structure in their governing body. For example, the article cites the U.S. Senate and a board proposed by then-U.S. President Clinton to partially privatize Social Security investment.

Second, the article makes the argument that directors at firms with a single-class board are not necessarily more accountable than directors serving on classified boards. The article, referencing the credibility argument regarding pension funds with staggered boards, states "The directors or trustees of institutional investors, whether serving annually or for multi-year terms, certainly feel that they are held accountable for their performance. This accountability comes not only from the threat of not being reelected or reappointed to their position, but also from perceptions of their performance by colleagues on the same and similar boards, and from an inherent sense of accountability to those beneficiaries to whom the directors/trustees have a fiduciary obligation." Further, the article states "Directors are accountable in many ways other than standing for annual reelection, and it is naive to think that reelection is their sole or primary motivation." As an example one such motivation, the article states "Just as corporate directors are motivated by many factors to strive for professionalism, so too are the directors/trustees of institutional investors."

Third, the article argues that it is "common sense" that directors serving staggered terms will focus on long-term value. It states that "The notion that an individual who undertakes a three-year project will tend to have a longer-term focus than an individual who undertakes a one-year project seems commonsensical. This extended focus should lead to better long-term planning for the individual with the three-year project. This common-sense approach would seemingly apply in the context of classified boards. Although directors at corporations that do not have classified boards typically serve more than one term, the institutional guarantee of a three-year term at other corporations must affect the long-term view of those companies' directors and potential nominees." Regarding this third point, consistent with the quotation above, the article does not provide any reasoning or evidence in support of this assertion, other than this type of conclusory statement that the assertion is self-evident or common sense.

Studies Focused on Shareholder Value in Friendly Acquisitions (2000): Classified Boards Have Negative Effect

Two additional, recent academic studies provide evidence that staggered boards negatively impact shareholder value in friendly acquisitions: 1) a NYU Stern School of Business study: J. Hartzell, E. Olek & D. Yermack, What Is In It For Me?: Personal Benefits Obtained by CEOs Whose Firms Are Acquired, *http://papers.ssrn.com/sol3/papers.cfm?abstract_id=236094* (March 2000) and 2) a Wharton study: J. Hartzell, E. Olek & D. Yermack, Do CEOs in Mergers Trade Power for Premium? Evidence from "Mergers of Equals," *http://papers.ssrn.com/sol3/papers.cfm?abstract_id=236094* (March 2000). (See also J. Wulf, http://knowledge.wharton.upenn.edu/show_paper.cfm?ID=1009, June 2002.)

Bebchuck, Coates and Subramanian Study (2002): Classified Boards Eliminate Proxy Contest Option to Remove Poison Pill; Reduce Short and Long-Term Value; and Typically Were Adopted at Most Cos. Before Anti-Takeover Strength Became Apparent

In 2002, Harvard Law School Professors Lucian Arye Bebchuk and John Coates IV and Harvard Business School Professor Guhan Subramanian published The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence and Policy, *54 Stan. L. Rev. 887* (May 2002). The study examined the arguments, the law and empirical data regarding classified boards. The article's central themes are that the strength of the anti-takeover effect and the negative impact on shareholder wealth of classified boards has not been adequately recognized. In support of these conclusions, the study makes findings that: 1) classified boards effectively eliminate the proxy contest option to remove a poison pill that has been relied upon by courts in upholding companies' use of the poison pill, 2) classified boards, by deterring potential acquisitions of the company in question, destroy shareholder value in both the short and long-term, and 3) in many cases, companies with classified boards adopted them before their anti-takeover strength became apparent. (In reaching its findings, the study classified firms as to whether or not they had an "effective staggered board" (or "ESB") – defined as a firm where shareholders may not circumvent the requirement to prevail in proxy contests at two successive annual meetings in order to control the board through maneuvers such as removals of directors, bylaw amendment or "board packing" at a single shareholder meeting to overcome the staggering effect.)

First, the study found that the "ballot box" escape hatch whereby an unsolicited bidder may cause a target company to remove its poison pill by winning a proxy contest to control the board of the target is illusory. This finding is important because many of the legal decisions that held that poison pills are valid takeover defenses -- on the basis that pills do not make a company invulnerable to takeover -- were predicated on courts' views of the potential for a bidder to use the device of a proxy contest to remove a company's poison pill (by controlling its board). The study reviewed "a data set of hostile bids made against U.S. targets that were initiated and resolved between January 1996 and December 2000." (Id. at 926) It concluded that "we are unaware of any instance, either during the sample period or outside it, in which a bidder successfully gained control of the target using the ballot box." (Id. at 928-929) The study also made a related finding that a classified board "increases incumbents' power to insist on remaining independent." The study stated that "Specifically, we find that an ESB nearly doubles the likelihood that the average target in our data set will remain independent, from 34% to 61%; halves the likelihood that the first bidder will be successful, from 34% to 14%; and reduces the likelihood that a target will be forced to sell to a white knight or other subsequent bidder, from 32% to 25%." (Id. at 891)

Second, the study found that where a classified board helped a company remain independent in the face of an unsolicited takeover offer, shareholder value was destroyed. Also, the study found that increased bargaining leverage to extract a higher takeover offer price (at a premium to the company's trading price) was statistically insignificant. The study found that in the short-run "targets that are sold to an initial bidder achieve nine-month returns that are 29% higher than targets that remain independent, and targets that are sold to a white knight achieve an additional 14% beyond that. Combining these two sale outcomes, nine-month returns in the case of a sale are 55%. Compared against the 18% returns from remaining independent, this result suggests a 36% cost of remaining independent in the short run." (Id. at 934) In the long-run "targets that are sold to an initial bidder achieve thirty-month returns that are 43% higher than targets that remain independent; and targets that are sold to another bidder achieve an additional 20%." (Id.) As a result, with respect to arguments that "incumbents retain independence in those instances in which they would be able to achieve the same or higher value-creating gains on their own, either by achieving stand-alone operational improvements or by providing information to the marketplace that corrects an underpricing of their firm," the study concluded "this hypothesis is, on average, not correct." (Id. at 934)

This finding was not offset by increased takeover premiums. "[T]he average final bid that a hostile bidder makes for an ESB target is 44.1% over the pre-bid market price, compared with 42.4% average final bid premium for non-ESB targets. Focusing only on successful bids, we find that the final acquisition premium is 54.4% for targets with ESBs and 49.6% for targets without ESBs. While this 5% difference in favor of ESBs provides some marginal evidence in favor of the bargaining power hypothesis, a statistical test indicates that it is not statistically significant (t=0.76)." (Id. at 935-936)

The study disaggregated the effect of classified boards on shareholder wealth "into two pieces: first, the increased likelihood of remaining independent that an ESB provides; and second, the cost associated with remaining independent." (Id. at 937) It concluded that "our calculations suggest that an ESB reduces target shareholder returns on the order of 8-10% in the nine months after a hostile bid is launched." (Id at 939)

Third, the study found that "in the vast majority of companies that have staggered boards today, the presence of strong antitakeover protections cannot be grounded in genuine shareholder consent." (Id. at 944) The study divided time periods based on two key legal decisions regarding poison pills: 1) the *Moran v. Household Int'l* case, 500 A.2d 1346 (Del. 1985), in which the Delaware Supreme Court held the poison pill was valid, 2) and the *Paramount Communications v. Time* case, 571 A.2d 1140 (Del. 1989), which the study interprets as reversing the then-existing "case law [that] suggested that the Delaware courts would force a redemption of the pill if the target board did not redeem the pill on its own." (Id. at 942) (For more information on law governing poison pills, see IRRC Background Report on Poison Pills at U.S. Companies.)

The study argues that before *Moran* upheld poison pills "although true motives are difficult to discern, managers typically proposed staggered boards before 1984 primarily for board stability reasons and shareholders approved staggered boards in that period primarily for board independence reasons [insulating directors from management influence by giving directors longer terms]." (Id. at 941) (The argument that classified boards promote independence has become relatively academic as a result of amendments to the listing requirements of the major U.S. stock exchanges requiring a majority of independent board members and is therefore not discussed in the section of this report on supporters of classified boards.) Using IRRC data, the study then found that 17% of companies with staggered boards installed the structure "before *Moran* validated the poison pill." The study then found that "53% of staggered boards were installed after *Moran* but before *Time*. During this period, managers were no doubt motivated by the threat of hostile takeover in proposing staggered boards. Shareholders, meanwhile, generally approved staggered boards during this period because a hostile bidder still had a viable route against a disloyal target board. When a bidder made an offer that shareholders wanted, the case law suggested that the Delaware courts would force a redemption of the pill if the target board did not redeem the pill on its own." (Id. at 942) The study interprets the *Time* decision as "transform[ing] what was a highly qualified right to use the pill into a seemingly absolute right to 'Just Say No.'" (Id.) As a result, the study reached its conclusions that shareholder consent to many classified boards could not really be said to be present in a current sense.

Georgeson Article (2002): Good Governance Is Not Synonymous with Takeovers

In 2002, John C. Wilcox, vice-chairman of Georgeson (a proxy solicitation firm) published a critique of the Bebchuck Study, Two Cheers for Staggered Boards, *Corporate Governance Advisor Vol. 10, No. 6* (November/December 2002). The critique concluded that staggered boards are, on the whole, in the interest of shareholders. Wilcox criticized the Bebchuk study on the basis that "good governance is not synonymous with successful takeovers." He argued that "the appropriateness of staggered boards is a matter of policy more than of economics."

Wilcox's critique points out that the Bebchuck study includes only hostile deals and does not consider the accountability of acquiring company managers. Wilcox also criticizes the study's disregard of important long-term policy questions, believing instead that corporate governance efforts should be directed more toward the issue of director responsibility in the hope of avoiding failures of board oversight such as occurred at companies including Enron.

Bebchuk Response (2003): Classified Boards Do Not Increase Premiums in Friendly Takeovers

The Bebchuck study authors extended their original study to reply to Wilcox's criticisms in 2003. In response to Wilcox's criticism that the original study included only hostile deals, the authors examined negotiated acquisitions from 2000 to 2002. Their conclusions that classified boards do not increase takeover premiums did not change. They preliminarily found no difference in the premiums received by the shareholders of targets with classified boards versus the premiums received by the shareholders of targets without classified boards.

In response to Wilcox's criticism that their original study examined only the impact of hostile bid outcomes on target shareholders but not on acquirers' shareholders, the authors pointed out that staggered boards are commonly proposed by management or put into the charter to prevent shareholders from removing the board as a whole in a control contest. They argued that, when a company is an acquirer, whether or not it has a staggered board is not relevant. (*Corporate Governance Advisor*, Vol. 11, No. 2, pp. 17-19 (2003))

Large Pension Fund TIAA-CREF Alters its Voting Guidelines to Disfavor Classified Boards (2003)

In 2003, TIAA-CREF, a large pension fund that manages the retirement assets of teachers and others, provided one example of the position of institutional investors on the issue of classified boards. TIAA-CREF amended its Policy Statement on Corporate Governance -- guidelines it refers to when casting votes on issues that come before shareholders for a vote. The amendment to the governance guidelines stated that the annual election of all directors establishes a board that is more responsive to shareholders and that a classified board "can strongly impede a free market for corporate control [and] . . . can restrict a board's ability to quickly remove an ineffective director." In contrast, the fund's previous guidelines had stated that staggered director elections "can provide legitimate benefits to the board."

V. Shareholder Proposals on Classified Boards: 2004 and Previous Years

Background

In recent years, critics of classified boards have made progress—by at least some measures—in their effort to turn companies away from the staggered election of directors. Average support for shareholder resolutions to repeal the classified board has steadily risen to an all time high of 70.6 percent in 2004 from an average support of 17.5 percent in 1986, the year that IRRC began covering this issue. At least 44 companies sought to repeal their classified boards in 2004, an all-time high (up from the prior record of 29 in 2003). At the same time, only three companies sought to adopt a classified board in 2004, just one more than the record low of two companies that did so in 2003 (see Figure 1).

The vast majority of shareholder proposals to declassify the board are precatory (simply asking the company to consider the request). As a result, even when the resolutions pass under the company's voting requirements, the company may choose to either ignore or to give just perfunctory consideration to the request, and shareholders often take up the tactic of re-submitting the resolution at the same companies year-after-year until management takes the necessary action. Federated Department Stores, for example, ignored classified board proposals that were submitted by Evelyn Y. Davis each year from 2000 through 2004—garnering support from more than 70 percent of votes cast in each of those years (including 89 percent and 88 percent, respectively, in 2003 and 2004). The board's failure to act in response to the votes through 2003 prompted a "vote no" campaign against four directors up for election in 2004, none of whom garnered a majority of votes cast as a result. The company then announced it would present a proposal to shareholders to declassify the board in 2005.

Repealing a classified board is often complicated by a company's supermajority voting requirements for management proposals on the issue. Cendant, as an example, agreed to declassify its board in 2000 as part of its landmark settlement of a securities class action lawsuit aimed at recovering damages from accounting irregularities at former CUC International (one of Cendant's predecessors) and at the CMS division of the company. In addition to the landmark lawsuit, Cendant had been the target of shareholder activism, particularly relating to its classified board structure. A non-binding shareholder proposal to declassify Cendant's board passed at the company's 1999 annual meeting, receiving support from 52.1 percent of the votes cast. In 2000, the company's management put a classified board proposal up for a vote, but the proposal received only 73.0 percent of the shares outstanding, not the 80 percent needed for passage. In 2002, another classified board resolution proposed by Cendant management received 70.1 percent of the shares outstanding and, once again, did not pass. The company's management did not put forward a similar proposal in 2003. It agreed to do so in 2004, however, after receiving a shareholder proposal from LongView Collective Investment Fund requesting the company eliminate its supermajority voting requirements because of the proposals to declassify the board that had won majority support in past years but did not pass under supermajority requirements.

As of the date of this report, IRRC was aware of 29 companies that have agreed to submit management proposals to repeal their classified boards to shareholders at the companies' 2005 annual meetings.

Figure 1: Management Proposals to Classify Versus Shareholder Proposals (Voted) to Declassify Boards (1986–2004)

As cited above, the number of companies proposing to adopt classified boards has slowed to a trickle compared with the 1980s, while the number of companies proposing to repeal their classified boards has risen dramatically. Figure 1 compares the number of shareholder proposals to declassify boards voted on, in relation to the number of management proposals to adopt classified boards for years 1986 through 2004.


100
80
60
40
20
0
88 25
40 22
38 26
50 27
47 26
42 12
35 5
34 4
42 5
65 7
64 8
43 13
49 13
65 21
54 10
46 20
42 11
48 2
39 3
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Classify board (management)
Declassify board (shareholder)

2004 Shareholder Proposals

In 2004, shareholder proponents submitted a total of 59 resolutions to repeal classified boards at companies within IRRC's core research universe, and saw 39 come to a vote. (See Table 1 below.)

All but one of the proposals that came to a vote (or 97 percent) received the support of a majority of the votes cast, up from the 85 percent of proposals voted on in 2003 that received majority support. Thirty-four of the 39 proposals that were voted on (or 87 percent) passed under the company's voting requirements, which is a 2 percentage point increase over 2003.

The most significant change since 2003 is the degree of support for shareholder proposals to declassify boards. In 2004, average support stood at 70.6 percent of votes cast for and against, up from 63.4 percent in 2003. In 1986, the year that IRRC began coverage of this issue, average support for similar proposals was 17.5 percent of votes cast.

Table 1: 2004 Shareholder Proposals To Repeal Classified Boards

Table 1 details the 2004 classified board shareholder proposals, showing the proponent, and the outcome of each proposal. Unless otherwise indicated, the shareholder proposal required the support of a majority of the votes cast in order to "pass" under the company's vote requirement. All outcome percentages are based on a majority of votes cast.

Table 1 also identifies whether or not the company has a shareholder rights plan (poison pill) in place. As discussed earlier, the combination of a classified board and a poison pill serves as a very powerful anti-takeover device. Poison pills alone are an effective deterrent to hostile take-over attempts and when coupled with a classified board structure they force dissident groups to endure a lengthy and expensive process in order to gain control of a target company. In the most typical of cases, in order for the dissidents to redeem the target company's poison pill, they would need to win virtually all of the board seats up for election at two consecutive annual meetings. Thirty-eight of the 58 companies in IRRC's 2004 core research universe that received shareholder proposals to declassify their boards (note that Boston Properties received two proposals), or 66 percent, also had a poison pill in place.

Company	Sponsors(s)	Proposal status/ voting support	Passed?	Poison Pill
Albertson's Inc	Naylor, Bart	67.6	Yes	Yes
Allegheny Energy Inc (M)	Fabean, Harold	98.2	Yes	No
Avon Products Inc	Walden Asset Management; Interfaith Center on Corporate Responsibility	withdrawn	No	Yes
Baker-Hughes Inc	Mathis, Harold	90.4	Yes	No
Bally Total Fitness Holdings Corp	LongView Collective Investment Fund	withdrawn		No
BellSouth Corp	Interfaith Center on Corporate Responsibility; Walden Asset Management	withdrawn		Yes
Boeing Co	Janopaul, James	59.9	Yes	No
Borland Software Corp (M)	Management Insights	94.6	Yes	Yes
Boston Properties Inc	Davis, Evelyn Y.	73.5	Yes	Yes
Boston Properties Inc	Service Employees International Union	omitted		Yes
Cardinal Health Inc	American Federation of State, County & Municipal Employees	83	Yes	No
CenterPoint Energy Inc	Mathis, Harold	58.3	No	Yes
Costco Wholesale Corp	Walden Asset Management	75.7	Yes	No
Covance Inc	New York City Employees' Retirement	79.3	Yes	Yes
Delphi Corp	Rossi Family	75.8	Yes	Yes
Dow Chemical	Rossi Family	withdrawn		No
Duke Energy Corp	Bricklayers	62.5	Yes	Yes
Electronic Data Systems Corp	Steiner, W.	89.1	Yes	No
Enterasys Networks Inc (B) (M)	Los Angeles County Employee Retirement Association	99.4	Yes	Yes
Federated Dept Stores	Davis, Evelyn Y.	88	Yes	Yes
FirstEnergy Corp	Mathis, Harold	withdrawn		No
Gillette Co	Walden Asset Management; Christian Brothers Investment Services	68.1	Yes	Yes
Goldman Sachs Group Inc	Davis, Evelyn Y.	52.5	No	Yes
Greater Bay Bancorp	Armstrong, Gerald R.	59	Yes	Yes
Hilton Hotels Corp	LongView Collective Investment Fund	47.4	No	Yes
Honeywell International Inc	Chevedden, John	72.9	Yes	No
Host Marriott Corp	Davis, Evelyn Y.	not in proxy		Yes
IMS Health Inc	Steiner, W.	76.1	Yes	Yes
Ingersoll-Rand Co Ltd	California Public Employees' Retirement System	80.8	Yes	Yes
Kroger Co	LongView Collective Investment Fund	72.2	No	Yes
Liberty Property Trust	Service Employees International Union	not in proxy		Yes
Lucent Technologies Inc	Davis, Evelyn Y.	withdrawn		Yes
Manor Care Inc	New York City Fire Dept. Pension Fund	not in proxy		Yes
May Department Stores Co	Davis, Evelyn Y.	78.4	Yes	Yes
Maytag Corp	Chevedden, Ray	67.1	Yes	Yes
Merck & Co	Davis, Evelyn Y.	withdrawn		No
Morgan Stanley	Davis, Evelyn Y.	62.9	Yes	Yes
Northrop Grumman Corp	Chevedden, John	67.8	Yes	No

Company	Sponsors(s)	Proposal status/ voting support	Passed?	Poison Pill
Penney (J C) Co	Nystrom, Gary	omitted		Yes
PEPCO Holdings Inc	Davis, Evelyn Y.	50.5	No	No
Prudential Financial Inc	UNITE	71	Yes	Yes
Qualcomm Inc	Lubran, Bernard	73.4	Yes	Yes
Raytheon Co	Chevedden, John	78.4	Yes	No
Sabre Holdings Corp	Chevedden, John	omitted		No
Safeway Inc	LongView Collective Investment Fund	withdrawn		No
Saks Inc	New York City Employees' Retirement	53	Yes	Yes
SBC Communications Inc	Connecticut Retirement Plans & Trust Funds; Walden Asset Management	withdrawn		No
Sears, Roebuck & Co	Glotzer, Martin	67.8	Yes	No
Sempra Energy	Rossi Family	63.8	Yes	Yes
Stanley Works	Connecticut Retirement Plans & Trust Funds	74.1	Yes	Yes
Starwood Hotels & Resorts Worldwide	Davis, Evelyn Y.	withdrawn		Yes
Steris Corp	New York City Teachers' Retirement Fund	not in proxy		Yes
Tidewater Inc	Mathis, Harold	71.8	Yes	Yes
TJX Companies Inc	Walden Asset Management; Interfaith Center on Corporate Responsibility	76.5	Yes	No
Unova Inc	Mathis, Harold	55.6	Yes	Yes
VF Corp	Bricklayers	57.5	Yes	Yes
Weyerhaeuser Co	Naylor, Bart	omitted		No
Xcel Energy Inc	Armstrong, Gerald R.	omitted		Yes
Yum Brands Inc	LongView Collective Investment Fund	withdrawn		Yes

(B) The proposal was submitted in the form of a binding bylaw amendment.
(M) Management recommended a vote for the shareholder proposal.

Discussion of Certain 2004 Shareholder Proposals

Allegheny Energy: Dealing with Supermajority Provisions

At Allegheny Energy, shareholder proposals submitted in 2001, 2002 and 2003 requesting the repeal of the company's classified board garnered a majority of votes (54.3, 55.5 and 55.3 percent of votes cast, respectively). Despite the approval of a majority of votes cast, the levels of approval in 2001-2003 fell short of the required supermajority approval threshold of 65 percent. Before 2004, all previous attempts at declassification had been opposed by the company's board of directors. In 2004, however, the board's Nominating and Governance Committee viewed the high level of continuing shareholder support as reason to change its recommendation to the full board from opposition to support for the shareholder board-declassification proposal. The board agreed with the committee's recommendation and recommended that shareholders vote in favor of the proposal in 2004. The 2004 vote for approval (98.2 percent) permitted the board to amend its bylaws in compliance with the proposal and would apply to the company's 2005 annual meeting.

Proposals Proposed as Binding or that Cos Agreed to be Bound By: Borland and Enterasys

At Borland's 2004 annual meeting, Management Insights submitted a shareholder proposal to repeal the company's classified board. The proponent argued declassification would be an appropriate way to make the board more accountable for the company's relatively poor performance compared to major stock indexes over the previous year. This was the first time that Borland had been presented with this type of proposal. The company decided to offer no recommendation to shareholders on the proposal and to abide by the results of the vote. The 2004 shareholder proposal then was approved by 94.6 percent of votes cast. As a result, the company agreed to present a management proposal to amend Borland's Restated Certificate of Incorporation at its 2005 annual meeting in order to declassify the board.

In 2004, the Los Angeles County Employees Retirement Association (LACERA) submitted a shareholder proposal to repeal the classified board at Enterasys Networks. The proposal was inspired by a 2002 shareholder lawsuit against the company that alleged that the company misrepresented its operating results and that it lacked adequate internal controls required to give a true accounting of the company's financial condition. On October 18, 2003, Enterasys announced it had entered an agreement to settle the litigation whereby it agreed to pay $17.4 million in cash and approximately $33 million in common stock as well as to make several corporate governance changes. One governance change was that the company agreed it would support a proposal to repeal its classified board. Shareholders voted on the 2004 shareholder board-declassification proposal on June 9, 2004 and the proposal passed with an overwhelming 99.4 percent approval (above the 85 percent supermajority threshold required for approval). The by-laws of the company were subsequently changed to declassify the company's board.

Table 2: 2004 Classified Board Shareholder Proposals Receiving Majority Support In Multiple Years

Sixteen of the 57 companies that saw a declassify board shareholder proposal win majority support in 2004 had a similar proposal win majority support in 2003. (See Table 2 below.) Proposals at Allegheny Energy, Baker Hughes, Boeing, Covance, Delphi, Federated Department Stores, Gillette, Greater Bay Bancorp, Honeywell International, Luby's, May Department Stores, Maytag, Morgan Stanley, Sears Roebuck, and VF won support from at least 50 percent of the votes cast in the last two years. For six companies, 2004 was at least the fourth instance that a similar proposal won majority support.

The Council of Institutional Investors has adopted a formal policy that majority votes two years running should lead the company to put the requested action to a binding shareholder vote. Sixteen of the 59 companies that had majority-supported shareholder proposals seeking board declassification in either 2002, 2003 or both years followed up in 2004 with a management proposal to eliminate the classified board structure (Allegheny Energy, FedEx, FirstEnergy, Gerber Scientific, Greater Bay Bancorp, Lucent Technologies, Manor Care, Merck, Pan Pacific Retail Properties, Procter & Gamble, Qwest Communications, Safeway, Steris, Weyerhaeuser, Wisconsin Energy, and Xcel Energy). In addition, as of the date of this report, six other companies from that group have submitted management proposals to declassify the board for their 2005 meetings (Baker Hughes, Bausch & Lomb, Goodyear Tire & Rubber, Honeywell International, Morgan Stanley, Raytheon).

Company	Number of years (including 2004)	Years proposals received at least a majority support
Allegheny Energy	4	2001, 2002, 2003, 2004
Baker Hughes	5	2000, 2001, 2002, 2003, 2004
Boeing	3	2002, 2003, 2004
Covance	2	2003, 2004
Delphi	4	2001, 2002, 2003, 2004
Federated Department Stores	6	1998, 2000, 2001, 2002, 2003, 2004
Gillette	3	2002, 2003, 2004
Greater Bay Bancorp	3	2002, 2003, 2004

Company	Number of years (including 2004)	Years proposals received at least a majority support
Honeywell International	2	2003, 2004
Luby's	2	2003, 2004
May Department Stores	5	2000, 2001, 2002, 2003, 2004
Maytag	6	1999, 2000, 2001, 2002, 2003, 2004
Morgan Stanley	3	2002, 2003, 2004
Sears, Roebuck	3	2002, 2003, 2004
Sempra Energy	2	2003, 2004
VF	3	2002, 2003, 2004

Discussion of Certain Cos Receiving Shareholder Proposals in Multiple Years

Shareholder proposals to declassify the board are usually precatory, simply asking the board to end the staggered board system and to provide for the annual election of all directors. Therefore, unless a company's charter specifies otherwise, non-binding proposals usually require only a majority of the shares voted on the issue to pass, and are not binding on the board even if they do pass. Until recently, it was rare for a company to take action following a shareholder proposal, regardless of the support generated by the proposal.

Baker Hughes: Rejects Shareholder Approval of Proposals

In 2004, shareholder Harold Mathis submitted a proposal at Baker Hughes calling for the declassification of the company's board. Mathis has targeted this company with the same proposal each year since 2000 and each year the proposal garnered support from more than three-quarters of votes cast for and against. He stated that having a classified board makes the company's directors less accountable to shareholders and insulates the board and senior management from the impact of poor performance. The 2004 proposal passed, and support for it rose to a record 90.4 percent of the votes cast. (Approval of this proposal does not eliminate the classified board structure but serves as a recommendation by shareholders for the board to initiate action to provide for annual elections. At Baker Hughes, the implementation of annual elections would require the affirmative vote of 75 percent of the outstanding shares on a management-sponsored proposal.)

Boeing: Rejects Shareholder Approval of Proposals; Cites 1986 Shareholder Approval

At Boeing, shareholder James Janopual submitted a proposal in 2004 calling for elimination of the classified board. (The company has faced similar shareholder proposals during the past seven years, all sponsored by John Chevedden.) Within the last three years, support for this proposal has risen consistently. Based on the number of votes cast for and against, the proposal received a majority vote of 51 percent in 2002, 56 percent in 2003, and 60 percent in 2004. Boeing, however, continues to support its classified board structure, stating that the current classified board was approved by shareholders in 1986 and that it has remained in place since then. Because the Boeing proposals were precatory, as discussed above, their approval does not eliminate the classified board structure, but instead serves as a recommendation for the board to initiate action to provide for annual elections. The implementation of annual elections at Boeing would require the affirmative vote of 75 percent of the outstanding shares on a management-sponsored proposal.

Delphi Corp: Rejects Shareholder Approval of Proposals

The Rossi family submitted a shareholder board-declassification proposal in 2004 at Delphi Corp similar to proposals the company received in 2002-2003. In 2002, 2003 and 2004, the proposal won a majority vote of 63 percent, 70 percent and 76 percent, respectively. Similar to Baker Hughes and Boeing, approval of this proposal does not repeal the classified board since the affirmative vote of 80 percent of the outstanding shares on a future management-sponsored proposal is required to amend the company's articles of incorporation. In 2002, in response to the request to repeal the classified board, the company wrote, "the directors simply do not have the power to unilaterally repeal it." The company also stated that "While the [shareholder] proposal received the affirmative vote of 63 percent of the shares voting in 2002, only 47 percent of the shares entitled to vote supported the proposal, which is considerably less than the 80 percent that would be required to eliminate the classified board."

Covance: Rejects Shareholder Approval of Proposals

For the second year in a row, the New York City Employees' Retirement System (NYCERS) filed a shareholder proposal requesting that Covance declassify its board and hold annual elections for all directors. In both 2003 and 2004, this proposal won majority approval -- with the votes in favor of 72.3 and 79.3 percent of votes cast, respectively. In its supporting statement, NYCERS wrote " the election of directors by classes, for three-year terms... minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors." The company responded by stating that it will continue to weigh carefully the 2004 shareholder vote on the proposal in evaluating whether the classified board structure is still in the best interest of the company and its shareholders.

Federated Department Stores: Agrees to Submit Binding Declassify Proposal in 2005

Shareholder Evelyn Davis has sponsored a shareholder proposal to repeal the classified board at Federated Department Stores for six of the last seven years, including the last five years straight. Each of these proposals has garnered a substantial majority of support, with the highest percentage of 88.6 percent in favor of repealing the classified board at the 2003 annual meeting. After the proposal was presented again in 2004 and received 88.0 percent support -- as well as after all board nominees in 2004 received less than 50 percent of votes cast in their election, due to a "vote no" campaign in response to their consistent failure to act on the declassification proposals -- the board decided to take action. On November 12, 2004, the company announced it would present shareholders with a binding proposal to amend Federated's certificate of incorporation and bylaws to declassify its board of directors at its 2005 annual meeting. If passed by a majority of shareholders in 2005, the new policy will take effect as of the 2006 annual meeting.

Gillette: Agrees to Submit Binding Declassify Proposal in 2005

Shareholder proposals to declassify the board at Gillette have garnered at least a majority of votes every year since such proposals first made an appearance on the company's proxy ballot. Support for the proposals has also been growing at each annual meeting since 2002, starting with a support level of 55.7 percent and growing to 68.1 percent in 2004. Although it opposed all previous shareholder proposals, the Gillette board has proposed to submit a board declassification proposal for its 2005 annual meeting that would result in declassification of its board if approved by 75 percent of shareholders. While that mark is higher than any vote total previously reached, the proposal's approval may facilitated by the backing of the board's recommendation with respect to obtaining approval from shareholders who defer to board recommendations. As a result of the management declassification proposal for 2005, ASFCME withdrew a third shareholder proposal for declassification it had submitted for the 2005 meeting. In 2005, Gillette announced it had agreed to be acquired by Procter & Gamble, a company with a staggered board. Procter & Gamble, however, will submit a management proposal to repeal its classified board at its 2005 annual meeting.

Maytag: Rejects Shareholder Approval of Proposals

John and Ray Chevedden, two prominent shareholder activists, led proposals to repeal Maytag's classified board in 2003 and 2004. Although the proposal was approved by a majority of shareholders on both occasions (receiving 59.8 percent of votes cast in 2003 and 67.1 percent of votes cast in 2004), Maytag's board of directors took no action to repeal the classified board. A third vote on the classified board shareholder proposal is pending for the May 2005 annual meeting.

VF Corporation: Rejects Shareholder Approval of Proposals

VF Corporation, an apparel company, has resisted shareholder attempts to repeal its classified board during the past two years. In 2003, the labor-related LongView Fund sponsored a proposal to repeal the classified board. Although the proposal passed by receiving 56.7 percent of votes cast, the company did not adopt it. The Bricklayers sponsored a similar proposal to repeal the company's classified board in 2004. This proposal received even greater shareholder support, garnering 57.5 percent of votes cast, but VF Corporation's board of directors once again decided not to take action to repeal the classified board. No new vote on the classified board is currently pending for the 2005 shareholder meeting.

Luby's: Rejects Shareholder Approval of Proposals

In both 2003 and 2004, Harold Mathis proposed a nonbinding shareholder proposal to repeal the classified board at Luby's. The measure was approved by a majority of shareholders on each occasion -- receiving 60.5 percent of votes cast in 2003 and 56.5 percent of votes cast in 2004. Luby's had recommended a "no" vote each time the shareholder proposal was presented to shareholders. Despite the shareholder approval of the proposals, the company determined not to adopt the shareholder proposal to repeal the company's classified board.

Sears: Rejects Shareholder Approval of Proposals; Acquired by Co With Single Class Board

In 2003 and 2004, nonbinding shareholder proposals were submitted by Martin Glotzer to repeal the classified board at Sears. The measure was approved by a majority of shareholders on each occasion -- with the proposal receiving 60.5 percent of shareholder votes in 2003 and an even greater 67.8 percent of shareholder votes in 2004. Sears never repealed the classified board, however, it was recently acquired by Kmart. The holding company that was newly formed as part of the Kmart acquisition and that controls Sears does not have a classified board.

Honeywell Int'l: Agrees to Submit Management Proposal in 2005 to Repeal Classified Board

In 2003 and 2004, shareholder proposals to repeal the classified board of Honeywell International received majority votes. (The proponent of the proposal both times was shareholder activist John Chevedden.) The company has agreed to submit a management proposal to repeal its classified board at its 2005 shareholder meeting.

Avon: Management Proposal Set for 2005 in Response to Shareholder Proposals

For two straight years, Avon faced shareholder proposals submitted by Walden Asset Management to eliminate its classified board. In 2003, the proposal earned the approval of 80.5 percent of votes based on votes cast, but did not pass the company's voting requirements of a supermajority vote of 80 percent of outstanding shares. Although the high support received from shareholders in 2003 did not result in an immediate declassification of the board, it did propel the board to change its stance of retaining its classified structure. In 2004, the company announced two days before its annual meeting that it would put forward a management proposal to repeal its classified board in 2005 and, as a result, the proponent withdrew the shareholder resolution it had originally submitted for the 2004 meeting urging Avon to repeal its classified board.

VI. Management Proposals on Classified Boards (2004)

Table 3: 2004 Management Proposals to Adopt Classified Board

Shareholder approval is required to institute the staggered election of directors at most companies, and shareholder support for such actions has become more difficult to win in recent years. Perhaps as a result, only three companies put "adopt classified board" proposals forward in 2004 (see Table 3), one proposal more than the two IRRC tracked during 2003, and a decrease from 11 such proposals in 2002. The prevalence of such proposals has significantly decreased over the last 15 years. The number of management proposals to implement classified boards peaked with 88 proposals in 1986 and more recently with 21 proposals in 1998.

Company	Vote For	Vote Against	Abstentions	Passed	Vote required
Aeropostale Inc	23.3%	64.2%	0.1%	No	Majority of outstanding
Eagle Materials Inc	67.1%	27.8%	0%	Yes	Majority of outstanding
Farmer Bros Co	61.3%	15.2%	0%	Yes	Majority of outstanding

Table 4: 2004 Management Proposals to Repeal Classified Boards

Table 4 below presents the management proposals to repeal classified boards put forth in 2004 by companies in IRRC's core research universe, and their voting results. (The voting results have been calculated based upon each individual company's voting requirement. Because of the differing methods of calculating voting results among companies, average votes for and against were not calculated.)

A new record 44 companies in IRRC's core research group proposed to eliminate their classified board structures in 2004, a significant increase from the seven similar proposals seen in each of 2002, 2001, and 2000 and the previous record of 29 in 2003. The overwhelming majority of these proposals passed.

Company	Vote For	Vote Against	Abstentions	Passed	Vote required
BB&T Corp (Charter amendment)	43.6%	14.7%	1.1%	No	Two-thirds of outstanding
BB&T Corp (Bylaw amendment)	74.8%	1.9%	1%	Yes	Two-thirds of outstanding
BellSouth Corp	81.2%	1.9%	0.9%	Yes	75 percent of outstanding
BRE Properties Inc	98.2%	1.5%	0.3%	Yes	Majority of votes cast (abstentions count against; broker non-votes not counted)
Cendant Corp	81.7%	2%	0.1%	Yes	80 percent of outstanding
Colonial Properties Trust	80.2%	0.8%	0.2%	Yes	Majority of outstanding
Cray Inc	92.7%	0.8%	0.1%	Yes	Majority of outstanding
Dow Chemical	86%	0.9%	0.7%	Yes	Majority of outstanding
EDO Corp	88.9%	2.8%	0.2%	Yes	80 percent of outstanding
Electronics Boutique Holding Corp	94.5%	0.1%	0%	Yes	Two-thirds of outstanding
Energy East Corp	84.6%	3.2%	1.3%	Yes	Majority of outstanding
Entegris Inc	94.1%	0%	0.1%	Yes	75 percent of outstanding
FedEx Corp	90.7%	0.4%	0.5%	Yes	80 percent of outstanding

Company	Vote For	Vote Against	Abstentions	Passed	Vote required
First Union Real Estate Equity & Mortgage Inv	86.9%	4.4%	0.2%	Yes	70 percent of outstanding
FirstEnergy Corp	82.6%	2.2%	1.1%	Yes	80 percent of outstanding
Gerber Scientific (Charter amendment)	82.6%	0.9%	0.4%	Yes	80 percent of outstanding
Gerber Scientific (Bylaw amendment)	82.8%	0.8%	0.4%	Yes	80 percent of outstanding
Greater Bay Bancorp	37.6%	24.7%	1.5%	No	Majority of outstanding
Health Care Property Investors Inc	91.6%	1.6%	0.7%	Yes	Two-thirds of outstanding
Host Marriott Corp	86.1%	1.2%	0.1%	Yes	Two-thirds of outstanding
Lucent Technologies Inc	81.4%	3%	1.1%	Yes	80 percent of outstanding
Manor Care Inc	86.1%	2.8%	0.6%	Yes	80 percent of outstanding
Merck & Co	81.8%	1.9%	1%	Yes	80 percent of outstanding
Pan Pacific Retail Properties	88.4%	2.1%	0.1%	Yes	Majority of outstanding
Post Properties	93.2%	2.8%	0.2%	Yes	Majority of outstanding
Procter & Gamble Co	35.6%	31.5%	1.2%	No	Majority of outstanding
Qwest Communications International Inc	88.2%	2.5%	0.7%	Yes	80 percent of outstanding
Radian Group Inc	80.9%	0.3%	0.2%	Yes	Majority of outstanding
Reckson Associates Realty	91.2%	1.2%	0.1%	Yes	Two-thirds of outstanding
Regency Centers	98.2%	1.7%	0%	Yes	Majority of votes cast (abstentions count against; broker non-votes not counted)
Safeway Inc	84.5%	1.2%	0.6%	Yes	Majority of outstanding
Sapient Corp	95.4%	0.6%	0.0%	Yes	75 percent of outstanding
SBC Communications Inc	74.6%	2.7%	1.9%	Yes	Two-thirds of outstanding
Smart & Final Inc	95.0%	1.2%	0.2%	Yes	80 percent of outstanding
Starwood Hotels & Resorts Worldwide	81.9%	8.6%	0.5%	Yes	Majority of outstanding
Steris Corp	88.6%	0.3%	0.2%	Yes	Majority of outstanding
Telephone & Data	95.6%	0.3%	0%	Yes	Majority of outstanding
United Auto Group Inc	94.7%	0.8%	0.7%	Yes	Two-thirds of outstanding
United Industrial Corp	94.1%	1.2%	0.2	Yes	80 percent of outstanding
Vertrue Inc (formerly Memberworks)	90.6	0.0	0.0	Yes	75 percent of outstanding
Washington Group International Inc	93.3%	1.4%	0.2%	Yes	Two-thirds of outstanding
Westcorp	92%	0.5%	0%	Yes	Two-thirds of outstanding
Weyerhaeuser Co	57.3%	18.3%	0.6%	No	Two-thirds of outstanding
WFS Financial	98.8%	0.1%	0%	Yes	Majority of outstanding
Wisconsin Energy Corp	86.4%	1.9%	0.5%	Yes	80 percent of outstanding
Xcel Energy Inc	94.1%	4.4%	1.5%	yes	Majority of votes cast (abstentions count against; broker non-votes not counted)

Discussion of Management Proposals at Certain Companies to Declassify Boards

FirstEnergy: Management Proposal to Declassify in Response to Prior Shareholder Proposals

At FirstEnergy, the company proposed to declassify its board in response to the support received on a shareholder proposal that was submitted regarding the issue at its 2003 annual meeting. At that annual meeting, a shareholder resolution requesting the declassification of the board received a majority support from 63.5 percent of the votes cast for and against the proposal. The company has faced a shareholder proposal to declassify its board every year since 1998. Moreover, prior to the 2004 annual meeting, the American Federation of State, County & Municipal Employees (AFSCME) announced that they planned to withhold votes from four directors because the company's board ignored three consecutive majority votes to declassify the board. While the company stated it "still believes that there are compelling reasons to maintain a classified board," it recommended the change in order to further "its goal of ensuring sound corporate governance policies." The proposal required the support of 80 percent of the outstanding shares to pass, which it won. On May 18, 2004, the company agreed to repeal its classified board starting at its 2005 annual meeting.

SBC Comm.: Submits Co Proposal as Part of Shareholder Settlement; Recommends Against its Own Proposal; Proposal Approved

In 2004, SBC Communications put forth a management proposal to repeal its classified board after earlier receiving a proposal from Walden Asset Management that was withdrawn after negotiations. Although the board recommended a vote against this proposal, it stated that elimination of the classified board structure would help to reduce the size of the board. (Of the 44 companies in IRRC's core universe that submitted management proposals for the repeal of their classified boards in 2004, only three recommended votes against the proposed repeal.) Moreover, the company stated that an annual election of directors is beneficial to stockholders because it ensures that directors and management are held accountable for company performance. The proposal required support from two-thirds of the outstanding shares in order to pass, and easily took that hurdle when 75 percent of votes were cast in favor of the proposal.

Yum Brands: In Shareholder Settlement, 2004 Shareholder Proposal Withdrawn; Co to Propose 2005 Proposal

In 2004, Yum Brands agreed to put forth a management proposal to repeal its classified board in 2005 after receiving a related shareholder proposal from Longview Collective Investment Fund. Due to the company's commitment in 2004, the proponent withdrew the 2004 proposal it had submitted earlier to be voted on at the Yum Brands' 2004 annual meeting. Accordingly, shareholders will vote on the matter at Yum Brands' 2005 annual meeting.

Weyerhaeuser: Co Submits Proposal; Recommends Against; Proposal Fails

At Weyerhaeuser in 2004, the company presented a proposal to declassify its board in recognition of high levels of support for previous shareholder proposals, however, it recommended shareholders vote against its proposal. (Of the 44 companies in IRRC's core universe that submitted management proposals for the repeal of their classified boards in 2004, only three recommended votes against the proposed repeal.) Shareholder Bart Naylor first submitted a shareholder proposal at the company for the annual election of directors in 1996, and then again in 2001, 2002, and 2003. The proposal won support from a majority of votes cast in 1996, 2002, and in 2003. In 2003, it garnered favorable votes from 63.7 percent of shares present and voting. In spite of the success of Naylor's previous proposals, the 2004 proposal that was submitted by the company did not pass. The proposal won the approval of 57.3 percent of outstanding shares, however, because the affirmative vote of two-thirds of outstanding shares was required to amend the company's articles of incorporation, it did not pass.

Greater Bay Bancorp: Co Submits Proposal; Recommends Against; Proposal Fails

Like Weyerhaeuser in 2004, Greater Bay Bancorp proposed the repeal of its classified board but recommended that shareholders vote against the proposal. Shareholder proposals calling for the declassification of the company's board had been approved in 2002 and 2003. In response in 2004, the company presented the management proposal for repeal in acknowledgment of shareholders' interest in eliminating the classified board. The company's proposal did not pass, however, receiving support from only 37.6 percent of shares outstanding. Also in 2004, a separate shareholder proposal calling for declassification, submitted by Gerald R. Armstrong, was approved with 53.5 percent of votes cast in its favor.

Procter & Gamble: Co Submits Proposal; Recommends Against; Proposal Fails

In 2003 shareholder activist Evelyn Y. Davis submitted a proposal at Procter & Gamble calling for the declassification of the company's board. That proposal won support from 56.2 percent of votes cast. In response, the company presented shareholders with its own proposal to declassify in 2004, but recommended that shareholders vote against it. The company argued, as did Weyerhaeuser and Greater Bay, that classified boards promote stability and motivate potential acquirers to deal directly with current board members. The 2004 management proposal received support from 35.6 percent of shares outstanding, falling short of the majority needed for it to pass. The company will again submit a management proposal to repeal its board in 2005, but, this time, it has recommended shareholders vote for the declassification proposal.

VII. 2005 SHAREHOLDER PROPOSALS

Table 5: 2005 Shareholder Proposals To Repeal Classified Boards

Table 5 below lists the 62 proposals to declassify a company's board of which IRRC is aware that were submitted by shareholders to companies to be voted on at 2005 annual meetings. The table provides the name of the proponent of each proposal and the status of the proposal as frequently companies attempt to obtain SEC approval to omit the proposal from the company's proxy statement. (For definitions of abbreviations use to denote proponents, see Key to Shareholder Proponents below. Explanations of footnotes used are provided below the table.)

Company	Proposal	Proponent	Status	Meeting Date
ABX Air Inc	Repeal classified board	Watts, G.	Pending	May 5, 2005
Agilent Technologies Inc	Repeal classified board #	Wong, D.	omitted: b-2	March 1, 2005
Alaska Air Group Inc	Repeal classified board ##(B)	Roberts, J.	Pending	May 17, 2005
Allegheny Energy Inc	Repeal classified board #	Fabean, H.	not in proxy	May 12, 2005
Associated Banc Corp	Repeal classified board	Armstrong, G.	Pending	April 27, 2005
Aztar	Repeal classified board	MA Laborers Pension Fund	Pending	May 12, 2005
Baker-Hughes Inc	Repeal classified board	Mathis, H.	Withdrawn	April 28, 2005
Ball Corp	Repeal classified board	SEIU	Pending	April 27, 2005
Baxter International Inc	Repeal classified board #	Miller, C.	Pending	May 3, 2005
Baxter International Inc	Repeal classified board #	Calpers	omitted: i-11	May 3, 2005
BEA Systems Inc	Repeal classified board	NYC funds	Pending	June 2005
Bed Bath & Beyond Inc	Repeal classified board	ICCR	Pending	July 2005
BNC CORP Inc	Repeal classified board	Armstrong, G.	Pending	June 15, 2005
Boeing Co	Repeal classified board #	Finnegan, T.	Pending	May 2, 2005
Boston Properties	Repeal classified board	Davis, E.	Pending	May 11, 2005
CenterPoint Energy Inc	Repeal classified board	Mathis, H.	Pending	June 2, 2005
Community Bancorp Inc (CA)	Repeal classified board	Armstrong, G.	Pending	May 25, 2005
Delphi Corp	Repeal classified board	Rossi Family	Pending	May 4, 2005
DIRECTV Group Inc	Repeal classified board #	Olson, E.	Pending	June 1, 2005
Electronic Data Systems Corp	Repeal classified board #	Steiner, W.	Omitted	April 22, 2005
Genzyme Corp	Repeal classified board	LongView	Pending	May 26, 2005
Gillette Co	Repeal classified board	AFSCME	Withdrawn	May 12, 2005
Goodyear Tire & Rubber Co	Repeal classified board	NYC funds	Withdrawn	April 26, 2005
Goodyear Tire & Rubber Co	Repeal classified board #	Olson, E.	omitted: i-10	April 26, 2005
Honeywell International Inc	Repeal classified board #	Chevedden, J.	not in proxy	April 25, 2005
ICOS	Repeal classified board	NYC funds	Pending	May 4, 2005
Ingersoll-Rand Co Ltd	Repeal classified board	AFSCME	Withdrawn	June 1, 2005
Kohl's Corp	Repeal classified board	IBEW	Pending	April 27, 2005
Kroger Co	Repeal classified board (B)	LongView	Pending	June 23, 2005
Longs Drug Stores	Repeal classified board	GBPUMC	Pending	May 24, 2005
Luby's Inc	Repeal classified board	Mathis, H.	awaiting tally	Jan. 20, 2005

Marriott International	Repeal classified board		Pending	May 6, 2005
Marathon Oil Corp	Repeal classified board	Operating Engineers	Pending	April 27, 2005
Matrix Bancorp	Repeal classified board	Armstrong, G.	Pending	May 18, 2005
Maytag Corp	Repeal classified board	Chevedden, R.	Pending	May 12, 2005
Morgan Stanley	Repeal classified board	AFSCME	Withdrawn	March 15, 2005
Newell Rubbermaid Inc	Repeal classified board	NYC funds	Pending	May 11, 2005
NiSource Inc	Repeal classified board ##	Chevedden, R.	Pending	May 10, 2005
North Valley Bancorp	Repeal classified board	Armstrong, G.	Pending	May 26, 2005
Northrop Grumman Corp	Repeal classified board	Chevedden, J.	Pending	May 17, 2005
OfficeMax	Repeal classified board	Bricklayers	Pending	May 9, 2005
Paccar Inc	Repeal classified board ##	Chevedden, J.	Pending	April 26, 2005
Peabody Energy Corp	Repeal classified board ##	AFL-CIO	Pending	May 6, 2005
Penney (J C) Co	Repeal classified board	LongView	Pending	May 20, 2005
Raytheon Co	Repeal classified board	AFSCME	Withdrawn	May 4, 2005
Raytheon Co	Repeal classified board #	Chevedden, J.	omitted: i-10	May 4, 2005
Sabre Holdings Corp	Repeal classified board #	Chevedden, J.	omitted: i-10	May 17, 2005
Saks Inc	Repeal classified board	NYC funds	Pending	May 31, 2005
Schering-Plough	Repeal classified board ##	Miller, C.	Pending	April 26, 2005
Schwab (Charles) Corp	Repeal classified board	NYC funds	Pending	May 19, 2005
Sears, Roebuck & Co	Repeal classified board	Glotzer, M.	Pending	May 2005
Sempra Energy	Repeal classified board	Rossi Family	Pending	April 5, 2005
Siebel Systems Inc	Repeal classified board	AFSCME	Pending	June 2005
Southwest Airlines	Repeal classified board #	Chevedden, J.	Pending	May 18, 2005
Sprint Corp	Repeal classified board #	Olson, E.	omitted: i-10	May 2005
Stanley Works	Repeal classified board	Conn. Retirement Plans, ICCR	Pending	April 27, 2005
State Financial Services	Repeal classified board	Armstrong, G.	Pending	July 2005
TF Financial	Repeal classified board	not available	Pending	April 27, 2005
Tidewater Inc	Repeal classified board #	Mathis, H.	Pending	July 2005
United Rentals Inc	Repeal classified board	LongView	Pending	May 2005
Visteon Corp	Repeal classified board	Chevedden, R.	Pending	May 11, 2005
Weyerhaeuser Co	Repeal classified board	Calpers	Pending	April 21, 2005

The proposal was challenged at the SEC.
The challenge was rejected.
i-10 Is moot by being substantially implemented by the company.
i-11 Is a duplicate of an earlier-submitted proposal.
b-2 Proponent did not provide verification of stock ownership.
(B) Binding bylaw proposal

Discussion of the 2005 Shareholder Proposals

It appears that shareholder resolutions to repeal classified boards will continue to be a prominent governance issue in 2005. As of April 2005, IRRC tracked 62 such proposals that were submitted to companies for the 2005 proxy season. (The proposals were submitted to 59 companies as, at three companies, Baxter International, Goodyear Tire & Rubber and Raytheon, two proposals related to classified boards were submitted to the company.)

The 2005 shareholder proponents include individuals, pension funds for public employees (such as the NYC Funds) and pension funds for union members (such as AFSCME). Individual proponents submitted 34 of the 62 proposals (or 55 percent). Pension funds for state employees (including NYC Funds, CalPERS and Connecticut Retirement Funds) submitted 9 of 62 proposals (or 15 percent). Pension funds for union members (including funds of AFSCME, AFL-CIO, IBEW, SEIU and LongView) submitted 16 of the 62 proposals (or 26 percent).

Among the individual investors submitting proposals, Emil Rossi (or his family members, including sons Nick and Chris) and John Chevedden were prominent, as they have been in previous years. The Rossi family or Chevedden submitted 12 proposals on classified boards for 2005. *The Wall Street Journal* reported that Rossi has been an investor in companies for over 40 years. He is not a full-time investor but owns a hardware store where he lives in Booneville, California (about 110 miles north of San Francisco.) He and Chevedden, a Santa Monica-based investor, often work together on governance issues. The Rossi family holds shares of around 120 companies in their family portfolio. (Corporate Gadflies are the Buzz, *The Wall Street Journal* (Queena Sook Kim, June 10, 2004).

Chevedden has submitted similar proposals to Honeywell International annually since 2000 with the exception of 2002. He submitted proposals to Raytheon once again after submitting similar proposals in both 2000 and 2001. The Rossi family has submitted proposals to automotive parts company Delphi each year since 2001. The proposal won majority support at each vote.

Two pension funds for state employees submitted proposals again in 2004 that they had also submitted in 2003 to companies with a significant part of their business located in those states. NYC Funds again submitted a proposal that New York-based Saks declassify its board. The Connecticut Retirement Funds again submitted a proposal to Connecticut-based Stanley Works.

VIII. 2005 Management Proposals

Table 6: 2005 Management Proposals Regarding Classified Boards

Table 6 below lists the 29 proposals to declassify a company's board of which IRRC is aware that were proposed by the company itself for approval of shareholders at the company's 2005 annual meeting. The table also shows the four proposals by companies to either adopt a classified board or otherwise amend its classified board. The table lists the name of the company, the company's meeting date and the nature of the proposal.

Company Name	Type of Proposal	Meeting Date
Amli Residential Properties Trust	Repeal classified board	25-Apr-05
Archstone-Smith Trust	Repeal classified board	04-May-05
Avon Products Inc	Repeal classified board	05-May-05
Baker-Hughes Inc	Repeal classified board	28-Apr-05
Bausch & Lomb Inc	Repeal classified board	26-Apr-05
Borland Software Corp	Repeal classified board	13-May-05
Duke Energy Corp	Repeal classified board	12-May-05
Electronic Data Systems Corp	Repeal classified board	22-Apr-05
Georgia-Pacific Corp	Repeal classified board	03-May-05
Goldman Sachs Group Inc	Repeal classified board	06-Apr-05
Goodyear Tire & Rubber Co	Repeal classified board	26-Apr-05
Harsco Corp	Repeal classified board	26-Apr-05
Honeywell International Inc	Repeal classified board	25-Apr-05
Morgan Stanley	Repeal classified board	15-Mar-05
Power-One Inc	Repeal classified board	03-May-05
Procter & Gamble	Repeal classified board	2005
ProLogis	Repeal classified board	18-May-05
Qualcomm Inc	Repeal classified board	08-Mar-05
Raytheon Co	Repeal classified board	04-May-05
Realty Income	Repeal classified board	10-May-05
Sabre Holdings Corp	Repeal classified board	17-May-05
Sensient Technologies Corp	Repeal classified board	21-Apr-05
Shurgard Storage Centers	Repeal classified board	06-May-05
Southern Union Co	Repeal classified board	09-May-05
Stratos International Inc	Repeal classified board	08-Mar-05
TD Banknorth Inc	Repeal classified board	18-Feb-05
Tractor Supply Co	Repeal classified board	21-Apr-05
Water Pik Technologies	Repeal classified board	12-May-05
Yum Brands	Repeal classified boars	19-May-05

[illegible]	[illegible]	[illegible]
EMRISE Corp	Amend classified board	15-Apr-05
TIB Financial	Amend classified board	26-Apr-05
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
BCB Bancorp Inc	Approve classified board	28-Apr-05
Signature Bank	Approve classified board	15-Apr-05

IX. Key To Shareholder Proponents And Coordinators

	AFL-CIO	American Federation of Labor—Congress of Industrial Organizations
	AFSCME	American Federation of State, County and Municipal Employees
	CalPERS	California Public Employees' Retirement System
	CREF	College Retirement Equities Fund
	CWA	Communications Workers of America
	GBPUMC	General Board of Pension and Health Benefits of the United Methodist Church
	IBEW	International Brotherhood of Electrical Workers
	ICCR	church groups that are affiliated with the Interfaith Center on Corporate Responsibility
	Laborers	Laborers' International Union of North America
	LongView Fund	LongView Collective Investment Fund
	LACERA	Los Angeles County Employees Retirement Association
	NYC Funds	New York City public employee pension funds (includes funds for teachers, police department, fire department and other city employees)
	NYS Retirement Fund	New York State Retirement Fund
	Paperworkers	United Paperworkers International Union
	SEIU	Service Employees International Union
	SWIB	State of Wisconsin Investment Board
	Teamsters	International Brotherhood of Teamsters
	UBCJA	United Brotherhood of Carpenters and Joiners of America
	Unite	United Needletrades and Industrial Textile Employees

Exhibit (C)

IRRC

Corporate Governance Highlights

Vol. 16, No. 41 ***October 14, 2005***

Investors Challenge News Corp. Plan to Extend Takeover Defense

MOTION TO DISMISS WILL BE HEARD NEXT MONTH. An October 10 decision by the Delaware Court of Chancery to deny a request for an expedited trial by a plaintiffs' group of institutional investors is being welcomed by the defendant—media giant *News Corp*.

The plaintiffs' suit, filed October 7 by U.S., European and Australian funds including Connecticut Retirement Plans and Trust Funds and the Australian Council of Super Investors, contends that News Corp. broke a promise to shareholders when in August it said it intended to renew a poison-pill takeover defense for two years beginning this fall. The plaintiffs assert that last year management pledged to shareholders that the company would refrain from activating a pill for more than 12 months without the prior approval of shareholders.

Last year's agreement, which preceded a vote on the company's reincorporation from Australia to Delaware and, say plaintiffs, served to sell many investors on the move. "The officers and directors of News Corp. made a pledge to shareholders that if they gave up the substantial protections of Australian corporate law for the risks inherent in being shareholders of a Delaware corporation, the company would not adopt a poison pill plan lasting more than one year without express shareholder approval," noted plaintiffs' attorney Stuart Grant of Wilmington, Del.-based Grant & Eisenhofer. "That was less than a year ago and they have already broken their promise."

News Corp., which said the pill was extended to ward off the possibility of a hostile takeover by large shareholder ***Liberty Media***, rejects the assertions, saying the decision to the extend the pill was legal. The lawsuit is "baseless, frivolous, and without merit," the firm said in a press release, while company head K. Rupert Murdoch told wire services that the firm's decision regarding the pill "was never a bylaw, it was never a promise, it was never a pledge." The Delaware court also said on October 10 that it would hear the company's motion to dismiss on November 10.

The court's decision to disregard the request to expedite has done little to dissuade shareholders from pushing their case, with many moving the argument into the court of public opinion. "The overriding feeling is one of disappointment," said Hermes Investment Management spokesman Paul Munn of News Corp's decision to extend the pill. London-based Hermes is a plaintiff in the case and is also an equity holder in Institutional Shareholder Services, the parent of IRRC. Munn told IRRC that the fund had deep concerns over the "dilution of shareholder rights in a move to Delaware," which, he emphasized, is why the shareholders sought an agreement requiring their approval of any extension beyond 12 months of the pill.

Munn stressed, however, that the defense was less an issue than the company's move to disregard investors' rights, and suggested other investors would likely support an extension to the pill if given a chance to vote on it. "If shareholders supported the pill, it would have been a strong message to Liberty," Munn said, while stressing the need for corporations to keep their commitments to shareholders. News Corp. officials did not return calls seeking comment.

Shareholders also are planning to send a strong message to News Corp.'s board at the company's annual meeting on October 21. Investors groups are threatening to withhold votes for board members and to vote against a resolution seeking approval for an increase in directors' pay.—*Robert Yates*

Icahn Chastises Time Warner Board; Details Plans for Reform

LATEST SALVO RATCHETS UP PRESSURE ON MEDIA GROUP'S BOARD. In an October 11 filing with the SEC, prominent investor Carl Icahn and investment partners Franklin Mutual Advisers, JANA Partners, and S.A.C. Capital Advisors, sent an open letter to ***Time Warner's*** shareholders lambasting the company's management and detailing his plans to reform the company. The missive is the latest effort in Icahn's campaign to extract increased value from the media company.

In August, Icahn disclosed that he and groups associated with his investment vehicles held more than $2.2 billion in Time Warner stock, or 2.6 percent of the media giant's outstanding shares. The figure has since gone up to 2.8 percent and will likely edge upwards in the coming months, analysts say. Icahn's letter this week reiterated calls for management to help shareholders realize value by accelerating plans to spin-off its cable-television businesses and to repurchase $20 billion worth of company stock. The firm has said it will spin off just 16 percent of its cable operations and repurchase up to $5 billion in stock.

Although Icahn is not alone in criticizing the $182 billion Time Warner – America Online (AOL) merger in 2000, many analysts say they are satisfied with post-acquisition efforts made by Time Warner's management, thus undercutting some of the activist's argument. In his October 11 letter to shareholders, Icahn says that Time Warner's executive team, led by CEO Richard Parsons, continues to fail shareholders by pursuing the sale of Warner Music and Comedy Central at what he brands "fire sale prices." Icahn's letter also targets the company's recently built corporate headquarters, arguing that the complex's $800 million price tag is further evidence of mismanagement and "bloated cost structure" at Time Warner.

As a first step toward reforming the media company, Icahn and his group of affiliated investors believe that the company should replace its current board members, most of whom served on the board of either Time Warner or AOL at the time of the acquisition. "Time Warner is a company sorely in need of new shareholder representation on the board," the letter said. Time Warner counters by saying the company has made significant progress since the ill-fated deal. "Time Warner's board and management are, of course, committed to creating long-term value for all Time Warner shareholders," company officials said in a recent press release. "To that end, we have in place a process through which we are carefully reviewing a range of options to increase the value of our company, including those proposed by Mr. Icahn and his group."

Time Warner is not the first high-profile company targeted by Icahn in recent years. Icahn has shed his reputation as a cut-throat corporate raider during the 1980s stock market boom and reinvented himself as a shareholder activist dedicated to realizing value in under-performing companies. This year, Icahn has targeted several companies, including ***Blockbuster*** and ***Kerr-McGee***, using the same tactics now employed at Time Warner. A threatened proxy fight at Kerr-McGee prompted management to settle and meet at least one of Icahn's demands -- a $4 billion share buyback.—*Angela Leser*

Union Funds' Influence Is Focus of Federalist Society Conference

QUESTIONS RAISED AS FUNDS LEVERAGE POWER OF EQUITY HOLDINGS. On October 13, a panel of experts attempted to answer the question: Are unions as shareholders "doing their duty or misusing pension fund influence?" The Federalist Society, an organization of conservatives and libertarians interested in the current state of the legal order, sponsored the event, but the panel was made up of speakers with a range of viewpoints.

Jarol Manheim, an author and George Washington University professor, began the discussion with a slide that showed the declining share of the workforce represented by unions contrasted with the rising share of assets held by public employee and multi-employee funds. In Manheim's view the unions began their efforts by forming alliances. He suggested that the Council of Institutional Investors served as the "primary legitimizing" organization for their efforts, though he noted that since that time the Council has become more mainstream. Manheim also suggested that the shift of investments into equities served as a pension-power initiative. Another move to build power was to leverage others' money, he said.

Damon Silvers, associate general counsel at the AFL-CIO, disputed some of Manheim's points, noting, for example, that the move into increased equity holdings was driven primarily from the courts and was the trend in modern portfolio theory. Silvers then talked about the history of fund involvement in corporate governance. He said that funds participating in the initial wave of activism "embraced the conventional wisdom of the time" and saw corporate governance as a battle against takeover protections. Since that time, funds have "reassessed that position" and taken a view toward a more generalized view of corporate governance as a tool to build a well-managed company capable of providing long-term benefits to shareholders and other constituents, including employees.

Ann Yerger, director of the Council of Institutional Investors, echoed some of Silvers' comments, noting that among the Council's members labor funds had been "among the most innovative." She noted that approximately half of CII members are public funds, with the remaining half split fairly evenly between corporate and union funds, and all the members share in the interest of providing a "long term successful, sustainable future for companies." She noted that resolutions filed by the funds typically address board accountability, including executive compensation (which many funds view as a board accountability issue), and that of 68 winning proposals tracked by CII, 32 were filed by union funds. She concluded that the "resolutions are only successful when they are supported by the market at large."—*Rosanna Landis Weaver*

✂ In Brief...

FIRST BINDING MAJORITY VOTE PROPOSAL FARES POORLY. A first-ever binding proposal calling on a company to amend its bylaws so that majority, rather than plurality, voting would be the default standard fared poorly at the October 12 annual meeting of Rochester, New York-based ***Paychex***. The results are a setback for proponent American Federation of State, County and Municipal Employees, which planned to submit similar resolutions to a handful of firms in 2006. Roughly 80 percent of those voting opposed the measure, the *Wall Street Journal* reported. Of 64 precatory majority vote proposals voted on at meetings tracked by IRRC between January 1 and June 30, average support amounted to roughly 44 percent, with highs of 67.3 percent at ***Liberty Property Trust*** and 60 percent at ***Mack Cali Realty***, and lows of 20 and 22.3 percent at ***Amazon.com*** and ***Wal-Mart Stores***, respectively. *—Subodh Mishra*

IN KEEPING WITH TREND, CONSUMER GOODS GIANT MOVES TO DECLASSIFY. ***Procter & Gamble*** will declassify its board after roughly 97 percent of shareholders voting at the consumer goods company's October 11 annual meeting supported a management proposal calling for annual elections. According to IRRC records, a shareholder proposal to repeal the Cincinnati-based firm's classified board in 2003 and a management-submitted proposal in 2004 garnered 56.2 and 35.6 percent support, respectively. Though management submitted the 2004 proposal arguing "shareholders should have a voice on this issue," it opposed its implementation. Management supported the measure, this year. P & G's move is part of a wider trend evidenced this proxy season. IRRC data find that, for the first year on record, management submitted more proposals to repeal classified boards than did investors. Issuers tracked by IRRC during the first half of the year filed roughly 60 such proposals at meetings, compared to roughly 50 shareholder resolutions calling for similar action. Some of the firms recently filing proposals to declassify and receiving majority support include ***Raytheon***, ***Prudential Financial***, ***Northrop Grumman***, ***TJX***, ***Duke Energy*** and ***Goldman Sachs***.*—Subodh Mishra*

Meeting Watch...

PROXY FIGHT BREWS OVER TECH COMPANY'S STRATEGY AND GOVERNACE. ***Alliance Semiconductor*** shareholders will be asked to weigh in on a proxy contest on **October 20**. A significant shareholder of the company, B. Riley & Co., a California-based brokerage firm providing research and trading ideas primarily to institutional investors, opposes the slate of directors proposed by the company and is conducting a proxy contest. Riley, which owns roughly 19 percent of Alliance's outstanding common stock, is asking shareholders to vote for its own slate of five director nominees.

Riley believes that transactions involving certain investment portfolio holdings of Alliance should be used for the benefit of stockholders—by distributions to shareholders or repurchases of shares—rather than used to fund the company's traditional semiconductor business model. Riley also notes that Alliance has seen 20 consecutive quarters of operating losses. Riley believes that selling or shutting down the traditional Alliance semiconductor business may prove to be the best course of action for the company.

Riley began purchasing Alliance stock in 2005 with the aim of convincing management that it was time to modify the company's business model. Riley says its representatives expressed these concerns directly to Alliance management through telephone calls and in a number of letters. In its proxy materials, Riley also claims there are numerous corporate governance deficiencies at Alliance in key areas such as accountability, director stock ownership and communication with shareholders.

For example, Riley says there are "concentrated positions of power" at Alliance that create a "lack of accountability." Riley points to Dan Reddy, Alliance's chairman, CEO and interim CFO, as an example and says this "puts shareholders at the mercy of a handful of decision makers who over time have been insensitive to shareholders' concerns." Riley also says that, outside of Alliance's founders, directors own a combined 0.63 percent of shares outstanding. Riley says even this small level of ownership was the result of grants to directors rather than from self-funded, open market purchases. Riley says this indicates directors do not believe enough in the company to invest their own money. Riley also argues that the board has turned a deaf ear to communicating with shareholders. The dissident says the board has rebuffed its requests to meet, not allowed shareholder comments on conference calls, and disregarded letters from other shareholders.

The Alliance board has responded by branding Riley "a short term investor seeking a quick profit." The company says that Riley has held shares for less than four months and has a history of taking small investment stakes in public companies and engaging in proxy solicitations. With respect to some of these companies, Alliance says the dissident has attempted to take control of the company to effect cash distributions, asset sales, liquidation or dissolutions. Alliance management believes Riley acquired its shares at prices between $1.50 to $3.00 per share and that if Riley can liquidate and dissolve the company with a subsequent distribution above $3.00 per share, that the move would be a healthy return for Riley's investment. The company acknowledges that such a return may be beneficial for others who purchased stock at or below those prices, but points out that such a return "would be a substantial disappointment" for long-time holders of Alliance stock, some of whom bought the stock at between $50 and $12 over the past year.

The company also states that Riley does not have a clear plan for running the company. "Riley & Co. asks that you hand over control of Alliance before it can provide to you a clear business plan," management said. "Riley & Co. has stated that it will study the Company's information and 'formulate a plan' after it has gained control of the Company. We doubt whether any plan Riley & Co. might later formulate would be superior to the plan of action that the Company has currently initiated."—*Mark Saltzburg*

Global Roundup...

UK INVESTORS' GROUP UPDATES GOVERNANCE PRINCIPLES. Britain's Institutional Shareholders' Committee (ISC) last month published an updated statement of investment principles that are designed to improve communication between fund managers and beneficiaries. The ISC is made up of institutional investor giants including the Association of British Insurers, the Association of Investment Trust Companies, the National Association of Pension Funds (NAPF) and the Investment Management Association (IMA).

An ISC review of its principles conducted in August shows considerable progress in raising the level of shareholder engagement over the past two years, the group said in a press release. The recent updates sets out a series of action points aimed at further improvements. The updated principles call on institutional shareholders to clarify how they will take action in four broad areas; monitor the performance of, and establish, where necessary, a regular dialogue with investee companies; intervene where necessary; evaluate the impact of their engagement; and report back to clients/beneficial owners. Changes can be viewed at: http://www.aitc.co.uk/files/technical/StatementofPrinciplesRevisedFinalSeptember200511.pdf

In August, the NAPF released the results of it first annual survey of pension funds' engagement with companies that revealed progress in the adoption of ISC principles. The survey found that 60 percent of funds had incorporated the principles into their investment managers' contracts in one form or another, and a further 25 percent were expecting to do so in the next two years. The study also found that progress in adopting the ISC principles among those funds that had not yet incorporated them is likely to be rapid with a quarter saying they would definitely do so over the next two years, or were likely to do so. Fifty percent of respondents said the ISC Principles had made a difference to them over the past two years. The survey was based on questionnaires sent to NAPF pension fund members with assets in excess roughly $1.75 billion. Sixty-six funds, including all 50 of the largest funds, responded.

"The ISC review offers encouraging signs of increasing activity among institutional investors, and engagement and voting on governance matters which are generally joined up with the investment process," ISC chairman Chris Hitchen said. "However, there is no room for complacency, and a key purpose of this review is to identify areas for further improvement. Progress in these areas will be monitored by annual surveys from the NAPF and IMA, which will be published and, where appropriate, fed back to individual fund managements houses and funds."

ISC principles were last updated in 2002, at which time the investment community was under pressure from the U.K. government to improve shareholder engagement or risk the possibility of mandatory proxy voting. The government has since cooled to the idea of mandatory proxy voting.—*Subodh Mishra*

Investor Responsibility Research Center
1350 Connecticut Avenue, NW, Suite 700
Washington, DC 20036
Tel: (202) 833-0700
Fax: (202) 833-3555
cgs@irrc.org
Editor: Subodh Mishra

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated December 14, 2005

The proposal requests that the board of directors take the necessary steps, in accordance with applicable state law, to declassify the board of directors so that all directors are elected annually.

We are unable to concur in your view that Exelon may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Exelon may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Exelon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Exelon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Mark F. Vilardo
Special Counsel